EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended December 31, 2015 ("Consolidated Financial Statements").

Cautionary notes regarding forward-looking statements follow this MD&A.

1.    CORE BUSINESS

Yamana Gold Inc. (TSX:YRI and NYSE:AUY) (the “Company” or “Yamana”) is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 3(a): Significant Accounting Policies - Basis of Consolidation to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest and its joint operation of the Canadian Malartic mine.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 19: Contractual Commitments to the Condensed Consolidated Interim Financial Statements.

2.    HIGHLIGHTS

For the three months ended June 30, 2016 (unless otherwise noted)

Financial

•
Revenue from continuing operations of $466.5 million, compared to $455.0 million in the same period of 2015, resulting from increased gold sales and price, partly offset by lower silver and copper sales and a significantly lower copper price; broken down as follows:

For the three months ended June 30,	2016	2015
Average realized gold price per ounce (i)	$1,267	$1,195	6%
Average realized silver price per ounce (i)	$16.82	$16.28	3%
Average realized copper price per pound (i)	$2.12	$2.75	(23)%
Gold (ounces sold)	312,356	292,181	7%
Silver (ounces sold)	1,782,952	2,332,161	(24)%
Chapada payable copper contained in concentrate (millions of lbs sold)	26.0	31.5	(17)%

•	Financial highlights in the Company's earnings, adjusted earnings and on a per share basis are as follows:

For the three months ended June 30, (In millions of US Dollars; unless otherwise noted)	2016	2015
Net earnings/(loss) (ii)	$32.9	$(7.0)
Net earnings/(loss) per share - basic and diluted (ii)	$0.03	$(0.01)
Adjusted earnings/(loss) (ii) (iii)	$5.4	$(8.3)
Adjusted earnings/(loss) per share (ii) (iii) - basic and diluted	$0.01	$(0.01)

•	Other key financial highlights during the period are as follows:

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For the three months ended June 30, (In millions of US Dollars)	2016	2015
Mine operating earnings	$63.7	$56.2
Cost of sales excluding depletion, depreciation and amortization (v)	283.5	274.5
General and administrative expenses (iv)	23.6	29.8
Cash flows from operating activities from continuing operations (vi)	$202.0	$123.4
Cash flows from operating activities before net change in working capital (iii) (vi)	$202.0	$149.3
________________________

(i)
Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales. Refer to Section 5.1: Overview of Financial Results of this Management’s Discussion and Analysis for the revenue reconciliation.

(ii)	From continuing operations attributable to Yamana equityholders. Income tax recovery for the period includes a $38.8 million unrealized foreign exchange gain in tax in respect of the period.

(iii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(iv)
General and administrative expenses are over 20% lower than the comparative period in 2015, reflecting the cost containment initiatives undertaken by the Company and demonstrating its commitment to cost reductions.

(v)
Cost of sales excluding depletion, depreciation and amortization is higher than the same period in 2015, reflecting increased volume of gold sales, partly offset by lower silver and copper sales volume and the devaluation of foreign currencies of countries in which the Company operates.

(vi)	Cash flows from operating activities from continuing operations includes a $56.0 million advance payment on the metal purchase agreement with Altius.

Operational

•	Total production of 313,086 ounces of gold, compared to 293,708 ounces of gold in the same period of 2015.

•	Key operational highlights by metal are as follows:

For the three months ended June 30,
Gold	2016	2015
Total ounces produced (i)	313,086	293,708	7%
Cash costs per ounce(ii)	$664	$577	15%
Co-product cash costs per ounce (ii)	$699	$705	(1)%
All-in sustaining costs ("AISC") per ounce (ii)(iii)	$964	$860	12%
All-in sustaining co-product costs per ounce (ii)(iii)	$949	$941	1%
Silver
Total ounces produced	1,790,906	2,372,047	(24)%
Co-product cash costs per ounce (ii)	$8.50	$9.30	(9)%
All-in sustaining costs per ounce (ii)(iii)	$12.31	$11.71	5%
Copper
Chapada copper contained in concentrate production (millions of lbs)	23.2	33.6	(31)%
Chapada co-product cash costs per pound of copper (ii)	$1.80	$1.40	29%
______________________

(i)	From continuing operations.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)
AISC were higher than co-product AISC due to a decrease in copper margins and the planned higher sustaining capital expenditures associated with copper, both of which negatively impacted by-product credits. The decrease in copper margins was a result of lower prices and the additional costs related to the anomalous second quarter production and costs at Chapada.

Strategic Developments, Construction and Development

•
On July 28, 2016, the Company entered into a definitive Share Purchase Agreement to sell 100% of its interest in the Mercedes mine in Sonora, Mexico to Premier Gold Mines Limited (the "Transaction"). The sale proceeds for the Transaction includes $122.5 million in cash, in addition to shares, warrants and a net smelter return royalty. The Transaction, which is subject to customary regulatory and anti-trust approvals and other customary closing conditions, is expected to close September 30, 2016. Consistent with its stated objectives, the Company expects to use the cash proceeds to reduce the Company's net debt position.

•
Decision to move forward with the recommissioning of C1 Santa Luz following the completion of its final Technical Report during the quarter. Once restarted, C1 Santa Luz is expected to have a ten year mine life. C1 Santa Luz is expected to contribute an average of 114,000 ounces of gold production per annum over the first seven years, with production in the first full year of over 130,000 ounces of gold. This would result in additional cash flows to the Company. This production increase is currently not reflected in the 2018 production guidance.

•
Integration and optimization of the Riacho dos Machados gold mine (“RDM”) continues. This recently acquired asset increases the Company's sustainable production level which is expected to contribute to cash flow and Net Free Cash Flow(i).

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•
The Company continues to take steps to advance Agua Rica towards development. The Company envisages a transaction relating to Agua Rica that would involve maintaining a joint venture interest and monetizing some equity in the project for a mixture of cash and an interest in gold production.

•
Examining internal initiatives to surface value from other dormant assets which have well-defined delineated mineral reserves and/or mineral resources but currently do not contribute to production and cash flow including Jeronimo, La Pepa, Suyai and Don Sixto.

•
Advancement of the detailed review on the Deep Carbonates project discovered at Gualcamayo with recoverable gold currently estimated at more than 1.1 million ounces. The mineralization is open in almost every direction and continued exploration is expected to improve the project economics. The evaluation of a number of mining method alternatives to improve the capital expenditures profile and an economically viable arsenic abatement process will continue in 2016, whereupon a decision will be made as to whether to advance to a more detailed phase of study.

•	Development at Cerro Moro continued to move forward ahead of schedule as follows:

•
617 metres total underground development planned for 2016, of which 325 metres were completed to date, which positions the Company ahead of schedule providing additional time to develop the competency for underground mining in the local workforce,

•	continuation of the ramp-up of site construction with bulk earthworks completed in the second quarter and the concrete contractor having mobilized to site,

•
73% completion of detailed engineering and advancing to planned 85% by the end of the year, consistent with the base-line plan, increasing the comfort level on the construction process and details related to the plant eliminating ambiguities in construction schedule and potential delays, and

•	procurement progress tracking well, upgrade of existing mine truck facility advanced, and phase 2 construction camp installation as well as tailings dam design concluded.
Cerro Moro is a high grade gold and silver deposit, currently in the development stage with expected planned production in early 2018, following which, Cerro Moro is expected to begin having a significant positive impact on the Company's cash flow. The completed feasibility study shows annual production in the first three years of approximately 150,000 ounces of gold and 7.2 million ounces of silver, with annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver over an initial 6 year mine life. Planned expenditures for the current year are $53 million, leaving $224 million in total for 2017 and 2018, with the majority of the remaining expenditures to be spent predominantly in 2017.
______________________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Exploration

Noteworthy exploration highlights during the quarter include:

•
Jacobina, Brazil - At the Canavieras North and South, Morro do Vento and João Belo mines, both the delineation and infill holes returned encouraging results with many intercepts at or above reserve grade across potentially mineable widths. Drilling immediately beneath the idled João Belo open pit indicates the ore mined in the pit continues to depth. As such, the new mineral zones will be evaluated for extraction during the year end mineral resource and mineral reserve estimation process.

•	Mercedes, Mexico - At Klondike, a new splay of the mineral structure with mineable widths and grades was identified and follow up drilling is underway.

•
Gualcamayo, Argentina - Initial results at the recently discovered Cerro Condor are as expected and early results at Sector Potenciales exceed expectations. Both areas continue to be drill tested and will be considered in the forthcoming Life of Mine ("LOM") planning process.

•
Minera Florida, Chile - The exploration and mineral body extension drilling advanced and continued to return positive results at Tribuna Central, Tribuna Este, and Lorena Este. Mineralization at Lorena Este appears to extend several hundred metres east of the known deposit at similar grades and width.

•
Chapada, Brazil - The Near Mine exploration and infill programs have returned positive results as expected. The Chapada District exploration program testing the Formiga, Corrego Fundo, Taquarucu Norte and other targets also returned positive results, in-line with expectations.

•
El Peñón, Chile - Infill drilling at La Paloma, Esmeralda, Fortuna and Magenta-Escarlata returned narrow to moderate width high grade results that are expected to support conversion of inferred mineral resources to indicated mineral resources.

•
Canadian Malartic, Canada - The Odyssey drill program showed favorable results during the first half of the year. The drill program has completed 35,473 metres in the second quarter, and a total of 53,417 metres year to date.  The Company expects the 2016 infill drill program at Odyssey to support an initial inferred mineral resource for Odyssey North by year end 2016.

•
Monument Bay, Canada - Results received during the quarter have helped to define several high grade ore shoots and provided clarity on high grade down dip targets for the fall and winter drill programs.

The Company will be providing, subsequent to the quarter, an exploration update with further details on several of its properties, in particular, Chapada, Jacobina, Gualcamayo and C1 Santa Luz.

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3.    OUTLOOK AND STRATEGY

Since its inception, the Company has taken a portfolio approach to managing its business in which every mine and asset in its portfolio is evaluated based on production, costs, potential and planned returns.  In general, the Company looks at a balance among variables including size and scale, cost, location and opportunity for development and improvement.  In addition, the Company evaluates the amount of management time required by a given asset compared to its inherent value, potential and opportunities associated with the asset.

The Company continues to focus on operational execution, namely tracking or exceeding operational guidance, as it advances efforts to create further value within its portfolio including the ramp up of RDM towards expected steady-state production in early 2017, and development of C1 Santa Luz towards production in 2018 and Cerro Moro earlier that year. The Company is targeting continuous production growth, and will continue to evaluate opportunities for optimizations and other operational improvements across its portfolio to further increase its production profile. The Company will pursue these and other organic production growth opportunities, the latter including Canadian Malartic developments such as Odyssey, the Monument Bay project, Kirkland Lake opportunities and the Deep Carbonates project at Gualcamayo. Additionally, the Company will pursue internal initiatives to surface value from dormant assets including Agua Rica, Jeronimo, La Pepa, Suyai and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.

Second quarter operational performance was in line with expectations for all mines except for Chapada. At Chapada, several factors impacted production including a mechanical failure with its in-pit gyratory crusher and weather related issues which made access to higher grade ores more difficult. Mine management believed throughout the quarter that the operation would be able to compensate for the disabled in-pit crusher while it was under repair by mining higher grade, softer ores. These softer ores could be processed directly at the plant, bypassing the in-pit crusher which creates more efficient management for harder and lower grade ores. However, those higher grade, softer ores required significantly more development work, the access to which was meaningfully delayed because of restrictions created by the adverse weather. Exacerbating the issue, the in-pit crusher was idled further, as operational management developed and initiated a plan to repair and improve reliability, with the intent of avoiding similar issues in the future. The in-pit crusher is now operating as expected.  In order to further optimize the in-pit crusher's performance, management is planning to replace the mantle and concave during the next planned maintenance shutdown, scheduled during the fourth quarter.

As a result of the production shortfall in the second quarter, production at Chapada is now expected to be 110 million pounds of copper and 106,000 ounces of gold in 2016. While the size and scale of Chapada implies that now at full operation, more production is possible, the Company believes the foregoing is a reasonable baseline level of production for 2016. Production expectations for Chapada remain unchanged for 2017 and 2018.

On a consolidated basis, the Company continues to be well positioned to deliver on gold and silver production guidance for the full year, based on current assumptions, as other mines have exceeded and continue to exceed expectations. Additionally, second half production for all metals, as customary, is expected to be higher than first half production.

Cash costs were impacted by the anomalous events at Chapada during the quarter and by foreign exchange rates. Given the strengthening of local currencies, primarily the Brazilian Real, Canadian Dollar and Chilean Peso, as compared to the Company's budgeted assumptions in early 2016, cash costs have increased in the second quarter compared to the first quarter. Some of the cost increases in the second quarter were foreseeable although the local currency strengthened more than anticipated which increased costs more than expected. The impact from Reais denominated expenditures is partially mitigated as a hedge against the variability of the United States Dollar was executed during the quarter. The Company entered into zero-cost collar contracts totaling 510.0 million Reais with average call and put strike prices of 3.40 and 4.13 respectively.

The Company's cost structure has been impacted by certain local currencies strengthening against budgeted assumptions. The Company also notes that both spot and analyst consensus foreign exchange rates for the remainder of the year are stronger than the Company’s budgeted assumptions, noted below. Based on actual year-to-date results, the current business plan that includes the revised expectations for Chapada, and using a range of current spot and analyst consensus foreign exchange rates for the remainder of the year, revised cost guidance is as follows:

REVISED 2016 CONSOLIDATED CO-PRODUCT CASH COST AND CO-PRODUCT AISC GUIDANCE

2016	Gold	Silver	Copper
Consolidated co-product cash costs (per oz.) (i)	$635 - $675	$8.50 - $9.00	$1.55 - $1.75
Consolidated co-product AISC (per oz.) (i)	$880 - $920	$12.00 - $12.50	$1.95 - $2.15
2015
Consolidated co-product cash costs (per oz.)	$662	$8.28	$1.46
Consolidated co-product AISC (per oz.)	$868	$11.35	$1.77

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(i)	Based on updated spot foreign exchange rate assumptions per below.

2016 Foreign Exchange Rate Assumptions	Spot	Analyst Consensus	Original Budget
USD-CAD	1.30	1.32	1.35
USD-BRL	3.25	3.45	4.20
USD-ARG	15.00	15.50	15.00
USD-CLP	660.00	680.00	725.00
USD-MXN	18.50	18.70	17.00

The Company remains committed to balance sheet and cost improvements. Efforts to decrease net debt by at least $300 million by the end of 2017 continue. The debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term with a total of $113 million scheduled debt payments by the end of 2017. The Company continues to target a Net Debt/EBITDA ratio of between 1.5 to 2.0 times, which it believes to be prudent financial policy and planning.

The Company expects to achieve its target debt levels through organic generation of cash flow from the growing production profile in the second half of the year, underpinned by higher prevailing gold prices that have improved to an average of $1,260 per ounce during quarter. Further improvements in the gold price, as evidenced during July of 2016 with the average monthly price in excess of $1,335 per ounce, will advance and accelerate these goals.  The following table provides a summary of Net Free Cash Flow (a non-GAAP measure, see Section 13) during the period:

	For the three months ended		For the six months ended
(In millions of US Dollars)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Cash flows from operating activities of continuing operations	$202.0	$123.4	$325.0	$137.8
Less: Advance payments on metal purchase agreement	(56.0)	—	(64.0)	—
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(76.8)	(64.7)	(126.5)	(114.6)
Interest and finance expenses paid	(31.8)	(36.5)	(48.8)	(54.9)
Net free cash flow	$37.4	$22.2	$85.7	$(31.7)

Net Free Cash Flow increased by over 68% compared to the same quarter of 2015 and is expected to increase in the second half of the year, strengthening the balance sheet and reducing net debt. This will position the Company for the anticipated increase in expansionary capital as a result of the construction expenditures budgeted for Cerro Moro, in 2017. In 2018, the expected commissioning of Cerro Morro will start to add to the operating and free cash flows of the Company.

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4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Financial Statistics

	For the three months ended		For the six months ended
(In millions of US Dollars; unless otherwise noted)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Earnings/(loss) per share attributable to Yamana equityholders - basic and diluted	$0.04	$(0.01)	$0.08	$(0.17)
Earnings/(loss) per share from continuing operations attributable to Yamana equityholders - basic and diluted	$0.03	$(0.01)	$0.08	$(0.15)
Adjusted earnings/(loss) per share (i) from continuing operations attributable to Yamana Gold Inc. equityholders - basic and diluted	$0.01	$(0.01)	$0.04	$(0.05)
Dividends declared per share	$0.005	$0.015	$0.010	$0.03
Dividends paid per share	$0.005	$0.015	$0.020	$0.03
Weighted average number of common shares outstanding - basic (in thousands)	947,346	938,900	947,265	926,377
Weighted average number of common shares outstanding - diluted (in thousands)	948,096	938,900	947,756	926,377

(In millions of US Dollars; unless otherwise noted)
Net earnings/(loss) from continuing operations attributable to Yamana equityholders	$32.9	$(7.0)	$71.4	$(142.3)
Adjusted earnings/(loss) from continuing operations attributable to Yamana Gold Inc. equityholders (i)	$5.4	$(8.3)	$34.3	$(45.8)
Revenue	$466.5	$455.0	$896.8	$913.0
Cost of sales excluding depletion, depreciation and amortization	$(283.5)	$(274.5)	$(516.3)	$(556.8)
Mine operating earnings	$63.7	$56.2	$153.7	$94.0
Cash flows from operating activities from continuing operations	$202.0	$123.4	$325.0	$137.8
Cash flows from operating activities before net change in working capital (i)	$202.0	$149.3	$330.5	$245.3
Cash flows used in investing activities from continuing operations	$(125.0)	$(101.4)	$(268.8)	$(174.7)
Cash flows from/(used in) financing activities from continuing operations	$(108.7)	$(23.8)	$(86.6)	$(33.2)
Average realized gold price per ounce (ii)	$1,267	$1,195	$1,229	$1,206
Average realized copper price per pound (ii)	$2.12	$2.75	$2.12	$2.70
Average realized silver price per ounce (ii)	$16.82	$16.28	$15.85	$16.51
Average market gold price per ounce (iii)	$1,260	$1,192	$1,221	$1,206
Average market copper price per pound (iii)	$2.15	$2.74	$2.14	$2.69
Average market silver price per ounce (iii)	$16.78	$16.39	$15.82	$16.55

(i)	A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 of this Management's Discussion and Analysis.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(iii)	Source of information: Bloomberg.

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4.2    Operating Statistics

For the three months ended June 30,	2016	2015		2016	2015
Ounces of Production	Gold			Silver
Chapada	17,299	30,172	(43)%	52,642	72,978	(28)%
El Peñón	54,123	55,404	(2)%	1,522,242	2,028,975	(25)%
Canadian Malartic (i)	72,502	68,441	6%	—	—	—%
Gualcamayo	40,264	37,558	7%	—	—	—%
Mercedes	22,948	19,306	19%	103,262	78,932	31%
Minera Florida	24,211	26,298	(8)%	112,760	191,162	(41)%
Jacobina	29,002	21,318	36%	—	—	—%
Pilar	22,806	21,237	7%	—	—	—%
Fazenda Brasileiro	16,873	13,974	21%	—	—	—%
RDM (iv)	13,058	—	—%	—	—	—%
Total production (v)	313,086	293,708	7%	1,790,906	2,372,047	(24)%
Cash costs from continuing operations per ounce (ii)
Chapada	$(128)	$(920)	86%	$(13.98)	$(67.05)	79%
El Peñón	$686	$658	4%	$8.54	$9.21	(7)%
Canadian Malartic (i)	$621	$609	2%	$—	$—	—%
Gualcamayo	$828	$818	1%	$—	$—	—%
Mercedes	$720	$1,033	(30)%	$9.05	$14.56	(38)%
Minera Florida	$785	$748	5%	$9.70	$10.45	(7)%
Jacobina	$714	$988	(28)%	$—	$—	—%
Pilar	$679	$772	(12)%	$—	$—	—%
Fazenda Brasileiro	$726	$820	(11)%	$—	$—	—%
RDM (iv)	$807	$—	—%	$—	$—	—%
Cash costs from continuing operations per ounce produced (ii)	$664	$577	15%	$7.98	$7.14	12%
Co-product cash costs from continuing operations per ounce produced (ii)	$699	$705	(1)%	$8.50	$9.30	(9)%
All-in sustaining costs from continuing operations per ounce (ii)	$964	$860	12%	$12.31	$11.71	5%
All-in sustaining co-product costs from continuing operations per ounce (ii)	$949	$941	1%	$12.08	$13.12	(8)%
Concentrate Production				2016	2015
Chapada concentrate production (tonnes)				43,720	61,324	(29)%
Chapada copper contained in concentrate production (millions of lbs)				23.2	33.6	(31)%
Chapada co-product cash costs per pound of copper (ii)				$1.80	$1.40	29%
Sales Included in Revenue (iii)				2016	2015
Gold (ounces)				312,356	292,181	7%
Silver (ounces)				1,782,952	2,332,161	(24)%
Chapada concentrate (tonnes)				52,735	60,455	(13)%
Chapada payable copper contained in concentrate (millions of lbs)				26.0	31.5	(17)%

(i)	The Company holds a 50% interest in Canadian Malartic.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Includes the metals subject to metal sales agreements as applicable.

(iv)	For the period from acquisition on April 29, 2016 to June 30, 2016.

(v)	Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera for the second quarter was nil (2015 - 5,111 ounces).

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For the six months ended June 30,	2016	2015		2016	2015
Ounces of Production	Gold			Silver
Chapada	38,338	52,532	(27)%	112,157	134,920	(17)%
El Peñón	110,570	115,931	(5)%	3,130,479	4,194,176	(25)%
Canadian Malartic (i)	146,115	136,334	7%	—	—	—%
Gualcamayo	76,867	83,734	(8)%	—	—	—%
Mercedes	47,252	43,576	8%	227,883	192,371	18%
Minera Florida	49,923	54,411	(8)%	247,036	333,489	(26)%
Jacobina	58,972	39,908	48%	—	—	—%
Pilar	44,654	40,390	11%	—	—	—%
Fazenda Brasileiro	35,397	25,998	36%	—	—	—%
RDM (iv)	13,058	—	—%	—	—	—%
Total from continuing operations	621,146	592,814	5%	3,717,555	4,854,956	(23)%
Ernesto/Pau-a-Pique (discontinued operations)	—	460	(100)%	—	—	—%
Total production (v)	621,146	593,274	5%	3,717,555	4,854,956	(23)%
Cash costs from continuing operations per ounce (ii)
Chapada	$47	$(606)	108%	$(9.73)	$(46.10)	79%
El Peñón	$635	$626	1%	$8.10	$8.56	(5)%
Canadian Malartic (i)	$589	$621	(5)%	$—	$—	—%
Gualcamayo	$814	$783	4%	$—	$—	—%
Mercedes	$676	$925	(27)%	$8.61	$12.58	(32)%
Minera Florida	$758	$739	3%	$9.67	$10.11	(4)%
Jacobina	$626	$980	(36)%	$—	$—	—%
Pilar	$656	$804	(18)%	$—	$—	—%
Fazenda Brasileiro	$627	$824	(24)%	$—	$—	—%
RDM (iv)	$807	$—	—%	$—	$—	—%
Cash costs from continuing operations per ounce produced (ii)	$627	$615	2%	$7.70	$7.30	5%
Co-product cash costs from continuing operations per ounce produced (ii)	$652	$702	(7)%	$8.09	$8.68	(7)%
All-in sustaining costs from continuing operations per ounce (ii)	$884	$875	1%	$11.45	$11.35	1%
All-in sustaining co-product costs from continuing operations per ounce (ii)	$868	$919	(6)%	$11.22	$12.06	(7)%
Concentrate Production				2016	2015
Chapada concentrate production (tonnes)				91,858	109,009	(16)%
Chapada copper contained in concentrate production (millions of lbs)				49.0	60.5	(19)%
Chapada co-product cash costs per pound of copper (ii)				$1.66	$1.58	5%
Sales Included in Revenue (iii)				2016	2015
Gold (ounces)				612,233	588,348	4%
Silver (ounces)				3,666,266	4,770,494	(23)%
Chapada concentrate (tonnes)				101,099	110,792	(9)%
Chapada payable copper contained in concentrate (millions of lbs)				48.7	58.2	(16)%

(i)	The Company holds a 50% interest in Canadian Malartic.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Includes the metals subject to metal sales agreements as applicable.

(iv)	For the period from acquisition on April 29, 2016 to June 30, 2016.

(v)	Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera for the six-month period was nil (2015 - 10,417 ounces).

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5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

	For the three months ended		For the six months ended
(In millions of US Dollars; unless otherwise noted)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Revenue	$466.5	$455.0	$896.8	$913.0
Cost of sales excluding depletion, depreciation and amortization	(283.5)	(274.5)	(516.3)	(556.8)
Gross margin excluding depletion, depreciation and amortization	$183.0	$180.5	$380.5	$356.2
Depletion, depreciation and amortization	(119.3)	(124.3)	(226.8)	(262.2)
Mine operating earnings	$63.7	$56.2	$153.7	$94.0
Other expenses and income (i)	(63.7)	(88.3)	(139.8)	(159.8)
(Loss)/earnings from operations before income taxes	$—	$(32.1)	$13.9	$(65.8)
Income tax recovery/(expense)	32.9	25.1	57.5	(76.5)
Net earnings/(loss) from continuing operations	$32.9	$(7.0)	$71.4	$(142.3)
Earnings/(loss) from discontinued operations	1.9	(0.8)	(0.1)	(17.4)
Net earnings/(loss)	$34.8	$(7.8)	$71.3	$(159.7)
Earnings adjustments (ii):
Net earnings/(loss) from continuing operations	$32.9	$(7.0)	$71.4	$(142.3)
Non-cash unrealized foreign exchange losses/(gains)	9.6	22.3	22.5	0.3
Share-based payments/mark-to-market of deferred share units	11.6	—	17.7	5.1
Reorganization costs	1.0	—	2.3	—
Loss on sale of assets	0.2	—	2.6	—
Mark-to-market of investment in available-for-sale securities and impairment of other assets	(16.7)	(2.4)	(27.1)	(0.4)
Other non-recurring provisions and other adjustments	6.3	(3.3)	6.5	14.3
Adjusted earnings/(loss) before income tax effect	$44.9	$9.6	$95.9	$(123.0)
Non-cash tax on unrealized foreign exchange gains	(38.8)	(21.2)	(67.8)	75.2
Income tax effect of adjustments	(0.7)	3.3	6.2	2.0
Adjusted earnings/(loss) from continuing operations (ii)	$5.4	$(8.3)	$34.3	$(45.8)
Earnings/(loss) per share from continuing operations (iii) - basic and diluted	$0.03	$(0.01)	$0.08	$(0.15)
Earnings/(loss) per share - basic and diluted	$0.04	$(0.01)	$0.08	$(0.17)
Adjusted earnings/(loss) per share from continuing operations (ii)(iii) - basic and diluted	$0.01	$(0.01)	$0.04	$(0.05)
Adjusted Operating Cash Flows (ii):
Cash flows from operating activities before changes in working capital	$202.0	$149.3	$330.5	$245.3
Advance payments on metal purchase agreement	(56.0)	—	(64.0)	—
Adjusted Operating Cash Flows	$146.0	$149.3	$266.5	$245.3

(i)
For the three and six months ended June 30, 2016, other expenses and income represent the aggregate of the following expenses: general and administrative of $23.6 million and $45.4 million (2015 - $29.8 million and$56.9 million), exploration and evaluation of $5.3 million and $8.4 million (2015 - $4.0 million and $9.4 million), other expenses of $6.2 million and $9.9 million (2015 - $10.0 million and $37.8 million) and net finance expense of $28.6 million and $76.1 million(2015 - finance income $44.5 million and $55.7 million).

(ii)	A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 of this Management's Discussion and Analysis.

(iii)	Attributable to Yamana Gold Inc. equityholders.

Acquisition of Mineração Riacho dos Machados Ltda.

On February 17, 2016, Brio Gold, a wholly-owned subsidiary of Yamana Gold Inc., entered into an Assignment and Assumption Agreement and a Restructuring Agreement pursuant to which it would ultimately acquire all right, title and interests in Mineração Riacho dos Machados Ltda. (“MRDM”), a wholly-owned subsidiary of Carpathian Gold Inc. (“Carpathian”), from Macquarie Bank Limited, holder of rights and interests in loan facility extended to MRDM, and Carpathian. MRDM owns and operates the Riacho Dos Machados ("RDM") mine which is an open-pit heap-leach gold mine located in Minas Gerais State, Brazil. RDM increases the production profile of the Company in a mining-friendly jurisdiction and is expected to increase the sustainable production level, contribute to cash flow and provide mineral reserve growth and a mineral resource base with growth potential.

| 9

On April 29, 2016, the Company closed on the restructuring procedures and concurrently attained control of MRDM for approximately $53.9 million in total cash consideration. The financial results for the period reflect the results of operations from the closing date of the acquisition to June 30, 2016 and financial position as at June 30, 2016.

For the three months ended June 30, 2016

Net earnings from continuing operations attributable to Yamana equityholders for the three months ended June 30, 2016 were $32.9 million or $0.03 per share basic and diluted, compared to net loss of $7.0 million or $0.01 per share basic and diluted for the three months ended June 30, 2015. Earnings for the period were higher due to higher gold sales and prices, partly offset by lower sales of silver and copper, lower realized metal prices for copper and due to lower depletion, depreciation and amortization ("DDA").

Adjusted earnings (a non-GAAP measure, see Section 13) from continuing operations were $5.4 million or $0.01 per share for the three months ended June 30, 2016, compared to adjusted loss of $8.3 million or $0.01 per share for the same period of 2015. Mine operating earnings for the three months ended June 30, 2016 were $63.7 million, compared to $56.2 million for the same period in 2015.

Income tax recovery for the three months ended June 30, 2016 was $32.9 million, compared to an income tax recovery of $25.1 million for the same period in 2015. Income tax recovery for the period includes a $38.8 million unrealized foreign exchange gain in tax.

Revenue for the three months ended June 30, 2016 was $466.5 million, compared to $455.0 million in the same period of 2015 resulting from increased gold sales, by lower silver and copper sales, and a significantly lower price for copper. Revenue for the second quarter was generated from the sale of 312,356 ounces of gold, 1.8 million ounces of silver and 26.0 million pounds of copper. This compares to sales of 292,181 ounces of gold, 2.3 million ounces of silver and 31.5 million pounds of copper for the three months ended June 30, 2015.

The average realized price of gold for the quarter was $1,267 per ounce compared to $1,195 per ounce for the same quarter in 2015, or 6% higher and the average realized silver price was $16.82 per ounce compared to $16.28 per ounce for the same quarter in 2015, or 3% higher. The average realized price of copper was $2.12 per pound compared to the $2.75 per pound for the second quarter in 2015, or 23% lower.

Revenue for the quarter was comprised of the following:

For the three months ended June 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenue	Revenue
Gold (i)	312,356	oz	1,267	395.8	349.1

Silver	1,726,452	oz	16.96	29.3	38.0
Silver subject to metal sales agreement (iii)	56,500	oz	12.62	0.7	—
	1,782,952	oz	16.82

Copper (i)	25,443,311	lbs	2.12	54.0	86.7
Copper subject to metal sales agreement (iii)	548,813	lbs	2.06	1.1	—
	25,992,124	lbs	2.12
Gross revenue				$480.9	$473.8
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(7.9)	(9.8)
- Sales taxes				(4.2)	(6.3)
- Metal price adjustments related to concentrate revenue				(2.3)	(3.0)
- Other adjustments				0.0	0.3
Revenue (ii)				$466.5	$455.0

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Ernesto/Pau-a-Pique which is an asset held-for-sale.

(iii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. in respect of the period including deferred revenue amortized of $1.3 million.

Cost of sales excluding depletion, depreciation and amortization for the three months ended June 30, 2016 was $283.5 million, compared to $274.5 million for the same period in 2015. Cost of sales excluding DDA for the second quarter was higher than that of the same period in 2015 reflecting increased volume of gold sales, partly offset by lower silver and copper sales volume and the devaluation of foreign currencies of countries in which the Company operates.

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The following table provides a reconciliation of the co-product cash cost (a non-GAAP measure, see Section 13) to the cost of sales excluding DDA for the quarter:

For the three months ended June 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Gold/Silver ounces or pounds of Copper Produced (ii)		Co-Product Cash Cost per Unit	Total Costs	Total Costs
Chapada — Gold	17,299	oz	$521	$9.0	$9.8
Chapada — Silver	52,642	oz	4.00	0.2	0.2
Chapada — Copper	23,160,208	lbs	2.00	41.7	46.9
El Peñón — Gold	54,123	oz	686	37.1	36.4
El Peñón — Silver	1,522,242	oz	9.00	13.0	18.7
Gualcamayo — Gold	40,264	oz	828	33.3	30.7
Mercedes — Gold	22,948	oz	720	16.5	19.9
Mercedes — Silver	103,262	oz	9.00	0.9	1.1
Canadian Malartic — Gold (50% interest)	72,502	oz	621	45.0	41.6
Minera Florida — Gold	24,211	oz	785	19.0	19.7
Minera Florida — Silver	112,760	oz	10.00	1.1	2.0
Jacobina — Gold	29,002	oz	714	20.7	21.1
Pilar — Gold	22,806	oz	679	15.5	16.4
Fazenda Brasileiro — Gold	16,873	oz	726	12.2	11.5
RDM— Gold	13,058	oz	807	$10.5	$—
Co-product cash cost of sales (i)				$275.7	$276.0
Add (deduct):
- Inventory movements and adjustments				12.7	1.4
- Treatment and refining charges of gold and copper concentrate				(7.9)	(9.8)
- Commercial and other costs				1.2	4.0
- Overseas freight for Chapada concentrate				1.8	2.9
Cost of sales excluding depletion, depreciation and amortization (ii)				$283.5	$274.5

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(ii)	Excludes Ernesto/Pau-a-Pique which is a discontinued operation.

DDA expense for the three months ended June 30, 2016 was $119.3 million, compared to $124.3 million for the same period of 2015. DDA expense was lower than the comparative period due to lower silver and copper sales volume and reflecting lower asset book values due to the impairment charges recorded in the fourth quarter of 2015, a portion of which related to producing properties. This is partly offset by higher gold production and the DDA associated with the newly acquired RDM mine.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $63.7 million for the three months ended June 30, 2016, compared to $88.3 million for the same period in 2015:

•	General and administrative expenses were $23.6 million, 20% lower compared to $29.8 million for the same period in 2015. Results reflect the cost containment initiatives undertaken by the Company.

•
Exploration and evaluation expenses were $5.3 million, compared to $4.0 million for the same period in 2015. Higher exploration and evaluation expenses, relative to 2015, are the result of higher district exploration with an end goal of mineral reserve and mineral resource expansion, particularly at El Peñón.

•
Other expenses were $6.2 million, compared to $10.0 million for the same period of 2015. Other expenses in 2015 include an equity loss from associate of $6.6 million with no current period comparative balance. Additionally, other expenses in the current period also reflect a mark-to-market loss on the DSUs following the increase in share price, offset by a mark-to-market gain on the warrants received as part of the Sandstorm metal sales agreement.

| 11

•
Net finance expense was $28.6 million, compared to net finance expense of $44.5 million for the same period in 2015. Lower net finance expense is mainly due to a predominately non-cash unrealized foreign exchange loss of $9.7 million, compared to a loss of $22.3 million for the comparative period in 2015 and lower interest expense on long-term debt.

For the six months ended June 30, 2016

Net earnings from continuing operations attributable to Yamana equity holders for the six months ended June 30, 2016 were $71.4 million or $0.08 per share basic and diluted, compared to net loss of $142.3 million or $0.15 per share basic and diluted for the six months ended June 30, 2015. Earnings for the period were higher due to higher gold sales and prices, partly offset by lower sales of silver and copper, lower realized metal prices for silver and copper and due to lower depletion, depreciation and amortization ("DDA").

Adjusted earnings (a non-GAAP measure, see Section 13) from continuing operations were $34.3 million or $0.04 per share for the six months ended June 30, 2016, compared to adjusted loss of $45.8 million or $0.05 per share for the same period of 2015. Mine operating earnings for the six months ended June 30, 2015 were $153.7 million, compared to $94.0 million for the same period in 2015.

Income tax recovery for the six months ended June 30, 2016 was $57.5 million, compared to an income tax expense of $76.5 million for the same period in 2015. Income tax recovery for the period includes a $67.7 million unrealized foreign exchange gain in tax.

Revenue for the six months ended June 30, 2016 was $896.8 million, compared to the $913.0 million for the same period of 2015, as a result of lower sales quantities and prices for silver and copper partly offset by higher sales quantities and prices for gold. Revenue for the second quarter was generated from the sale of 612,233 ounces of gold, 3.7 million ounces of silver and 48.7 million pounds of copper. This compares to sales of 588,348 ounces of gold, 4.8 million ounces of silver and 58.2 million pounds of copper for the six months ended June 30, 2015.

The average realized price of gold for the period was $1,229 per ounce compared to $1,206 per ounce for the same period in 2015, or 2% higher and the average realized silver price was $15.93 per ounce compared to $16.51 per ounce for the same quarter in 2015, or 4% lower. The average realized price of copper was $2.13 per pound compared to the $2.70 per pound for the second quarter in 2015, or 21% lower.

Revenue for the period was comprised of the following:

For the six months ended June 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenue	Revenue
Gold (i)	612,233	oz	1,229	752.2	709.4

Silver	3,586,598	oz	15.93	57.1	78.8
Silver subject to metal sales agreement (iii)	79,667	oz	12.57	1.0	—
	3,666,265	oz	15.85

Copper (i)	47,585,178	lbs	2.13	101.2	157.0
Copper subject to metal sales agreement (iii)	1,089,447	lbs	2.06	2.2	—
	48,674,625	lbs	2.12
Gross revenue				$913.7	$945.2
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(15.0)	(18.5)
- Sales taxes				(7.7)	(13.3)
- Metal price adjustments related to concentrate revenue				5.8	(0.5)
- Other adjustments				0.0	0.1
Revenue (ii)				$896.8	$913.0

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Ernesto/Pau-a-Pique which is an asset held-for-sale.

(iii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. in respect of the period including deferred revenue amortized of $2.2 million.

Cost of sales excluding depletion, depreciation and amortization for the six months ended June 30, 2016 was $516.3 million, compared to $556.8 million for the same period in 2015. Cost of sales excluding DDA for the first half of 2016 was lower than that of the same period in 2015 reflecting cost reduction initiatives implemented, lower silver and copper sales volume and the devaluation of foreign currencies in which the Company operates.

| 12

The following table provides a reconciliation of the co-product cash cost (a non-GAAP measure, see Section 13) to the cost of sales excluding DDA for the period:

For the six months ended June 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Gold/Silver ounces or pounds of Copper Produced (ii)		Co-Product Cash Cost per Unit	Total Costs	Total Costs
Chapada — Gold	38,338	oz	$453	$17.3	$20.0
Chapada — Silver	112,157	oz	3.29	0.4	0.4
Chapada — Copper	49,030,933	lbs	1.66	81.5	95.7
El Peñón — Gold	110,570	oz	635	70.2	72.5
El Peñón — Silver	3,130,479	oz	8.10	25.4	35.9
Gualcamayo — Gold	76,867	oz	814	62.6	65.6
Mercedes — Gold	47,252	oz	676	32.0	40.3
Mercedes — Silver	227,883	oz	8.61	2.0	2.4
Canadian Malartic — Gold (50% interest)	146,115	oz	588	86.0	84.6
Minera Florida — Gold	49,923	oz	758	37.8	40.2
Minera Florida — Silver	247,036	oz	9.67	2.4	3.4
Jacobina — Gold	58,972	oz	626	36.9	39.1
Pilar — Gold	44,654	oz	656	29.3	32.5
Fazenda Brasileiro — Gold	35,397	oz	627	22.2	21.4
RDM — Gold	13,058	oz	807	$10.5	$—
Co-product cash cost of sales (i)				$516.5	$554.0
Add (deduct):
- Inventory movements and adjustments				8.2	10.0
- Treatment and refining charges of gold and copper concentrate				(15.0)	(18.5)
- Commercial and other costs				2.0	5.4
- Overseas freight for Chapada concentrate				4.6	5.9
Cost of sales excluding depletion, depreciation and amortization (ii)				$516.3	$556.8

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(ii)	Excludes Ernesto/Pau-a-Pique which is a discontinued operation.

DDA expense for the six months ended June 30, 2016 was $226.8 million, compared to $262.2 million for the same period of 2015. DDA expense was lower than the comparative period due to lower silver and copper sales volume and reflecting lower asset book values due to the impairment charges recorded in the fourth quarter of 2015, a portion of which related to producing properties. This was partly offset by higher gold production and the DDA associated with the newly acquired RDM mine.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $139.8 million for the six months ended June 30, 2016, compared to $159.8 million for the same period in 2015:

•
General and administrative expenses were $45.4 million more than 20% lower, compared to $56.9 million for the same period in 2015. Results reflect the cost containment initiatives undertaken by the Company which continues to anticipate annual G&A to be approximately $100 million, as previously guided.

•
Exploration and evaluation expenses were $8.4 million, compared to $9.4 million for the same period in 2015. Lower exploration and evaluation expenses, relative to 2015, is the result of increased near mine exploration with an end goal of mineral reserve and mineral resource expansion and a decreased emphasis on greenfield exploration.

•
Other expenses were $9.9 million, compared to $37.8 million for the same period of 2015. Other expenses in 2015 include an equity loss from associate of $11.0 million with no current period comparative balance. Additionally, other expenses in the current period

| 13

also reflect a mark-to-market loss on the DSUs following the increase in share price, business transaction costs and loss on sale of assets, partly offset by a mark-to-market gain on the warrants received as part of the Sandstorm metal sales agreement.

•
Net finance expense was $76.1 million, compared to net finance expense of $55.7 million for the same period in 2015. Higher net finance was impacted by predominately non-cash unrealized foreign exchange loss of $22.5 million, compared to a smaller loss of $0.3 million for the comparative period in 2015. Although the Company's interest expense on long-term debt decreased by $8.8 million, this impact was offset by a variety of items including a $4.7 million gain on the mark-to-market of convertible debt in the comparative period of 2015, with no current period comparative balance.

5.2    Overview of Operating Results

For the three months ended June 30, 2016

Gold production for the second quarter of 2016 was higher than the comparative period in 2015, higher than the first quarter of 2016 and in line with expectations at all mines except at Chapada. At Chapada, several factors impacted production including a mechanical failure with its in-pit gyratory crusher, which is now repaired, and weather related issues that made access to higher grade ores more difficult.

Gold

Second quarter production was 313,086 ounces of gold, higher by 7%, compared to 293,708 ounces of gold produced in the second quarter of 2015. Individual mine quarterly results represent increases over the second quarter of 2015 including an increase of 36% at Jacobina, 19% at Mercedes, 7% at Gualcamayo, 6% at Canadian Malartic, 7% at Pilar and 21% at Fazenda Brasileiro, in addition to the 13,058 ounces from the recently acquired RDM. These increases were partly offset by decreases at Chapada of 43% and Minera Florida of 8%.

Notable increases in production from the previous quarter in 2016 include increases of 10% at Gualcamayo and 4% at Pilar.

The following summarizes the total ounces of gold production by mine for the second quarter of 2016, relative to the comparative quarter in 2015:

-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Mercedes
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro
RDM (i)
Q2 2016
Q2 2015

(i)    For the period from acquisition on April 29, 2016 to June 30, 2016.

| 14

Cash costs from continuing operations (a non-GAAP measure, see Section 13) for the second quarter of 2016 averaged $664 per ounce of gold, compared to $577 per ounce of gold in the second quarter of 2015. Cash costs were 15% higher than the comparative period in 2015 due to lower by-product copper credit as a result of significantly lower copper prices and lower quantities sold, partly offset by higher gold production and the devaluation of local currencies. Co-product cash costs from continuing operations (a non-GAAP measure, see Section 13) for the second quarter were $699 per ounce of gold, compared to $705 per ounce of gold for the second quarter of 2015, representing a 1% decrease.

All-in sustaining costs from continuing operations ("AISC", a non-GAAP measure, see Section 13) were $964 per ounce of gold, higher by 12% compared to $860 per ounce of gold in the second quarter of 2015.  On a co-product basis, AISC from continuing operations were $949 per ounce of gold for the second quarter, compared to $941 per ounce of gold for the second quarter of 2015, representing a 1% increase. AISC increased, compared to the first quarter of 2016, due to higher anticipated sustaining capital expenditures and mine development, in line with plans, and the appreciation of certain currencies in the jurisdictions in which the Company operates. AISC were higher than co-product AISC due to a decrease in copper margins and the planned higher sustaining capital expenditures associated with copper, both of which negatively impacted by-product credits. The decrease in copper margins was a result of lower prices and the additional costs related to the anomalous second quarter production and costs at Chapada.

The following summarizes co-product AISC and the respective cash costs per ounce of gold component by mine for the second quarter of 2016, relative to the comparative quarter in 2015:

1,400
1,200
1,000
800
600
400
200
-
AISC in excess of Cash Costs
Cash Costs
Q2 2016
Q2 2015
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Mercedes
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro
RDM (i)

(i)	For the period from acquisition on April 29, 2016 to June 30, 2016.

Silver

Second quarter silver production was 1.8 million ounces, compared to the 2.4 million ounces in the same quarter of 2015. Mine sequencing at certain locations continues to extract from areas with lower silver grades. Production was in line with expectations for silver. Continuing improvements at Mercedes also resulted in higher than expected silver production which was 31% higher, compared to the second quarter of 2015.

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Cash costs for the second quarter of 2016 were $7.98 per ounce of silver, representing an increase over the $7.14 per ounce of silver in the second quarter of 2015. However, cash costs on a co-product basis for the second quarter were $8.50 per ounce of silver, compared to $9.30 per ounce of silver in the second quarter of 2015 or 9% lower. Co-product cash costs per ounce of silver were also 10% lower during the quarter, compared with the first quarter of 2016. Cash costs for silver were lower due to the lower cost allocation to silver based on the relative production contribution between gold and silver during the period at El Peñón and Minera Florida.

Copper

Total copper production for the second quarter of 2016 was 23.2 million pounds, compared to 33.6 million pounds for the same period of 2015 impacted by the poor weather conditions and the unplanned shutdown of the primary gyratory crusher during the quarter at Chapada.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) were $1.80 per pound from the Chapada mine, compared to $1.40 per pound of copper in the first quarter of 2015, representing a 29% increase.

For the six months ended June 30, 2016

Gold production for the first six months of 2016 was higher than the comparative period in 2015. Production at most mines was generally in line with or above targets except for Chapada as noted above.

Gold

Production for the period was 621,146 ounces of gold, higher by 5%, compared to 592,814 ounces of gold produced from continuing operations in the first six months of 2015. Increases over the first six months of 2015 includes an increase of 48% at Jacobina, 7% at Canadian Malartic, 8% at Mercedes, 36% at Fazenda Brasileiro and 11% at Pilar, in addition to the 13,058 ounces from the recently acquired RDM. These increases were partly offset by decreases at Chapada of 27%, at Gualcamayo of 8% and at Minera Florida of 8%.

Production, as customary, is expected to increase throughout the year with second half production expected to be higher than first half production.

The following summarizes the total ounces of gold production by mine for the first six months of 2016, relative to the comparative period in 2015:

-
20,000
40,000
60,000
80,000
100,000
120,000
140,000
160,000
Chapada
El Peñón
Canadian Malartic
Guanamayo
Mercedes
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro
RDM (i)
2016
2015
Q1
Q2

| 16

(i)	For the period from acquisition on April 29, 2016 to June 30, 2016.

Cash costs from continuing operations (a non-GAAP measure, see Section 13) for the first six months of 2016 averaged $627 per ounce of gold, compared to $615 per ounce of gold in the same period of 2015. Cash costs were 2% higher than the comparative period in 2015 due to lower by-product copper credit resulting from lower copper prices and quantities sold partly offset by several ongoing cost containment initiatives, the devaluation of foreign currencies in which the Company operates and higher production. Co-product cash costs from continuing operations (a non-GAAP measure, see Section 13) for the first half of 2016 were $652 per ounce of gold, compared to $702 per ounce of gold for the first half of 2015, representing a 7% decrease.

All-in sustaining costs from continuing operations ("AISC", a non-GAAP measure, see Section 13) were $884 per ounce of gold, higher by 1% compared to $875 per ounce of gold in the first six months of 2015.  On a co-product basis, AISC from continuing operations were $868 per ounce of gold for the first half of 2016, compared to $919 per ounce of gold for the same period of 2015, representing a 6% decrease.

The following summarizes co-product AISC and the respective cash costs per ounce of gold component by mine for the first half of 2016, relative to the comparative period in 2015:

1,400
1,200
1,000
800
600
400
200
-
AISC in excess of Cash Costs
Cash Costs
YTD 2016
YTD 2015
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Mercedes
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro
RDM(i)

(i)	For the period from acquisition on April 29, 2016 to June 30, 2016.

Silver

Silver production for the first half of 2016 was 3.7 million ounces, compared to the 4.9 million ounces in the same period of 2015. Mine sequence at certain locations continues to extract from areas with lower silver grades. Production was in line with expectations for silver. Continuing improvements at Mercedes resulted in 18% higher silver production, compared to the same period of 2015.

Cash costs for the first six months of 2016 were $7.70 per ounce of silver, in line with the $7.30 per ounce of silver in the first six months of 2015. Cash costs on a co-product basis for the first six months of 2016 were $8.09 per ounce of silver, compared to $8.68 per ounce of silver in the same period of 2015 or 7% lower.

Copper

| 17

Total copper production for the first half of 2016 was 49.0 million pounds, compared to 60.5 million pounds for the same period of 2015 impacted by the operating challenges experienced at Chapada in the second quarter as noted above.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) for the first six months of 2016 were $1.66 per pound from the Chapada mine, compared to $1.58 per pound of copper in the same period of 2015, representing a 5% increase.

| 18

6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2016	2015		2016	2015
Production
Concentrate (tonnes)	43,720	61,324	(29)%	91,858	109,009	(16)%
Gold contained in concentrate (ounces)	17,299	30,172	(43)%	38,338	52,532	(27)%
Silver contained in concentrate (ounces)	52,642	72,978	(28)%	112,157	134,920	(17)%
Copper contained in concentrate (millions of pounds)	23.2	33.6	(31)%	49.0	60.5	(19)%
Cash costs per gold ounce produced (i)	$(128)	$(920)	86%	$47	$(606)	108%
Cash costs per silver ounce produced (i)	$(13.98)	$(67.05)	79%	$(9.73)	$(46.10)	79%
Co-product cash costs per gold ounce produced (i)	$521	$324	61%	$453	$381	19%
Co-product cash costs per silver ounce produced (i)	$3.81	$2.97	28%	$3.29	$3.27	1%
Co-product cash costs per pound of copper produced (i)	$1.80	$1.40	29%	$1.66	$1.58	5%
All-in sustaining costs per gold ounce produced (i)	$851	$(550)	255%	$732	$(208)	452%
All-in sustaining costs per silver ounce produced (i)	$9.35	$(50.77)	118%	$8.02	$(29.98)	127%
All-in sustaining co-product costs per gold ounce produced (i)	$727	$405	80%	$597	$467	28%
All-in sustaining co-product costs per silver ounce produced (i)	$5.19	$3.64	43%	$4.30	$3.95	9%
All-in sustaining co-product costs per pound of copper produced (i)	$2.43	$1.69	44%	$2.12	$1.89	12%
Ore mined (tonnes)	3,312,990	5,440,428	(39)%	5,828,416	8,429,404	(31)%
Waste mined (tonnes)	4,200,891	6,072,156	(31)%	8,016,616	9,884,625	(19)%
Ore processed (tonnes)	4,254,664	4,997,816	(15)%	8,842,917	9,260,162	(5)%
Gold feed grade (g/t)	0.24	0.32	(24)%	0.26	0.30	(13)%
Copper feed grade (%)	0.33	0.38	(12)%	0.34	0.37	(8)%
Concentrate grade - gold (g/t)	12.31	15.30	(20)%	12.98	14.99	(13)%
Concentrate grade - copper (%)	24.03	24.86	(3)%	24.23	25.16	(4)%
Gold recovery rate (%)	51.3	58.5	(12)%	51.8	59.1	(12)%
Copper recovery rate (%)	73.6	80.8	(9)%	74.2	80.2	(7)%
Sales (ii)
Concentrate (tonnes)	52,735	60,455	(13)%	101,099	110,792	(9)%
Payable ounces contained in concentrate
Payable gold contained in concentrate (ounces)	17,238	28,700	(40)%	31,987	49,185	(35)%
Payable silver contained in concentrate (ounces)	45,214	48,183	(6)%	46,576	90,147	(48)%
Payable copper contained in concentrate (millions of pounds)	26.0	31.5	(17)%	48.7	58.2	(16)%
Treatment and refining charges of gold and copper concentrate (millions of $)	$(7.9)	$(9.8)	(19)%	$(15.0)	$(18.5)	(19)%
Metal price adjustments related to concentrate revenue (millions of $)	$(2.3)	$(3.0)	(23)%	$5.8	$(0.5)	(1,260)%
Depletion, depreciation and amortization
Per gold ounces sold	$223	$118	89%	$200	$120	67%
Per silver ounces sold	$2.98	$1.53	95%	$2.67	$1.68	59%
Per copper pound sold	$0.37	$0.26	42%	$0.34	$0.27	26%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

At Chapada, several factors impacted production including a mechanical failure with its in-pit gyratory crusher and weather related issues which made access to higher grade ores more difficult. Mine management believed throughout the quarter that the operation would be able to compensate for the disabled in-pit crusher while it was under repair by mining higher grade, softer ores. These softer ores could be processed directly at the plant, bypassing the in-pit crusher which creates more efficient management for harder and lower grade ores and is less effective with softer, oxidized ore with a higher moisture content. However, those higher grade, softer ores required significantly more development work, the access to which was meaningfully delayed because of restrictions created by the adverse weather. Exacerbating the issue, the in-pit crusher was idled further, as operational management initiated a plan to repair and improve its performance, with the intent of avoiding similar issues in the future. The in-pit crusher is now operating as expected.  In order to further optimize the in-pit crusher's performance, operational

| 19

management is planning to replace the mantle and concave during the next planned maintenance shutdown, scheduled during the fourth quarter. Development work is progressing normally.

Chapada produced 17,299 ounces of gold and 52,642 ounces of silver for the second quarter of 2016, compared to 30,172 ounces of gold and 72,978 ounces of silver in the second quarter of 2015. Co-product cash costs were $521 per ounce of gold and $3.81 per ounce of silver in the second quarter of 2016, compared to $324 per ounce of gold and $2.97 per ounce of silver in the second quarter of 2015.

Changes to the flotation circuit including modifications to the flow chart were completed in the second quarter as planned and are expected to improve recoveries for copper and gold to more than 78% and 56%, respectively for the second half of the year. During July, recoveries had a steady increase over the second quarter, and trended up from the first half the year level of 74.2% and 51.8% respectively.  In the last two weeks of July, average recoveries for copper and gold were 83% and 56% respectively.

Operation of the primary gyratory crusher is now normalized, resulting in the processing of higher grade ore and decreasing reliance on stockpiles. As a result of the production shortfall in the second quarter, the crushing circuit back to nameplate capacity and the positive impacts of initiatives to improve recoveries, full year 2016 production at Chapada is now expected to be at or above 106,000 ounces of gold and 110 million pounds of copper. As the Company begins to see the improvements in the operation of the gyratory crusher and benefits from planned recovery improvements, there is a possibility that the mine may perform over and above this nominal guidance Production expectations and guidance for 2017 and 2018 remain unchanged. Due to the aforementioned remediations and improvements that have occurred early in the third quarter, the items that affected production for the period are not expected to continue or impact the production for the upcoming years.

The Company continues to advance plans for a study at Suruca, which updates historical technical work to current economic inputs, which is expected to be completed in the first half of 2017, with start-up of production targeted now for the first quarter of 2019, rather than 2021. Suruca is expected to add additional gold production at Chapada in the range of 45,000 to 60,000 ounces per year.

Cash costs and all-in sustaining cash costs for the second quarter, compared to the same quarter of 2015 were impacted by the lower production and higher waste movement costs. Cash costs were also impacted by lower by-product copper credit as a result of significantly lower copper prices and lower quantities sold.

Chapada produced 38,338 ounces of gold and 112,157 ounces of silver in the first half of 2016, compared to 52,532 ounces of gold and 134,920 ounces of silver in the same period of 2015. Cash costs were $47 per ounce of gold and negative $9.73 per ounce of silver in the first half of 2016, compared to negative $606 per ounce of gold and negative $46.1 per ounce of silver in the same period of 2015.

Copper production was 23.2 million pounds in the second quarter of 2016, compared to production of 33.6 million pounds of copper in the same quarter of 2015. Co-product cash costs for copper were $1.80 per pound in the second quarter of 2016, compared to $1.40 per pound in the same quarter in 2015. For the first half of the year, copper production was 49.0 million pounds, compared to production of 60.5 million pounds of copper in the same period of 2015. Co-product cash costs for copper were $1.66 per pound in the first half of 2016, compared to $1.58 per pound in the same period in 2015.

| 20

EL PEÑÓN, CHILE

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	54,123	55,404	(2)%	110,570	115,931	(5)%
Silver production (ounces)	1,522,242	2,028,975	(25)%	3,130,479	4,194,176	(25)%
Co-product cash costs per gold ounce produced (i)	$686	$658	4%	$635	$626	1%
Co-product cash costs per silver ounce produced (i)	$8.54	$9.21	(7)%	$8.10	$8.56	(5)%
All-in sustaining co-product costs per gold ounce produced (i)	$923	$867	6%	$832	$805	3%
All-in sustaining co-product costs per silver ounce produced (i)	$11.53	$12.13	(5)%	$10.62	$11.03	(4)%
Ore mined (tonnes)	320,219	312,159	3%	628,898	615,179	2%
Ore processed (tonnes)	355,359	364,181	(2)%	684,241	743,256	(8)%
Gold feed grade (g/t)	5.05	5.07	—%	5.34	5.24	2%
Silver feed grade (g/t)	153.43	198.56	(23)%	164.67	202.58	(19)%
Gold recovery rate (%)	94.0	93.0	1%	94.3	92.9	2%
Silver recovery rate (%)	86.5	87.8	(1)%	86.4	87.1	(1)%
Sales
Gold (ounces)	52,252	55,623	(6)%	110,706	115,411	(4)%
Silver (ounces)	1,529,780	2,015,907	(24)%	3,167,830	4,160,757	(24)%
Depletion, depreciation and amortization
Per gold ounce sold	$339	$405	(16)%	$329	$409	(20)%
Per silver ounce sold	$4.56	$5.57	(18)%	$4.29	$5.63	(24)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

El Peñón continues to be positioned to meet production guidance for the full year as it focuses on improving operational efficiency and near mine exploration, despite unanticipated poor ground conditions at Orito and lower grades in narrow vein areas which resulted in lower production at El Peñón during the second quarter. Lower gold production in the second quarter, compared to the second quarter of 2015 was caused by lower throughput, partly offset by higher recovery. Lower silver production, compared to the second quarter of 2015 was anticipated due to lower planned feed grade. Compared to the first quarter of 2016, production for both gold and silver was lower due to the aforementioned delay in ore production from the stopes of Orito.

Mine development increased significantly compared to the first quarter, in line with the mine plan, as additional metres were needed to support production from narrow vein areas. Mine development metres improvements continued with an over 13% increase compared to the base line at the beginning of the year. Other improvement initiatives in the mine continue to advance, including a review of the mining method and mineral reserves with the objective of improving ore recovery and dilution in the narrow veins areas.

El Peñón produced 54,123 ounces of gold and 1.5 million ounces of silver in the second quarter of 2016, compared to 55,404 ounces of gold and 2.0 million ounces of silver in the same period of 2015. Cash costs were $686 per ounce of gold and $8.54 per ounce of silver in the second quarter of 2016, compared to $658 per ounce of gold and $9.21 per ounce of silver in second quarter of 2015.

Cash costs for gold were impacted by lower production, compared to the second quarter of 2015, offset by cost reductions implemented and the devaluation of the Chilean Peso. Cash costs for silver were lower due to the lower cost allocation to silver based on the relative production contribution between gold and silver during the period.

El Peñón produced 110,570 ounces of gold and 3.1 million ounces of silver in the first half of 2016, compared to 115,931 ounces of gold and 4.2 million ounces of silver in the same period of 2015. Cash costs were $635 per ounce of gold and $8.10 per ounce of silver in the first half of 2016, compared to $626 per ounce of gold and $8.56 per ounce of silver in same period of 2015.

| 21

CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	72,502	68,441	6%	146,115	136,334	7%
Co-product cash costs per gold ounce produced (i)	$621	$609	2%	$589	$621	(5)%
All-in sustaining co-product costs per gold ounce produced (i)	$867	$797	9%	$780	$789	(1)%
Ore mined (tonnes)	2,577,802	2,323,982	11%	4,971,999	5,213,745	(5)%
Waste mined (tonnes)	5,595,789	6,131,744	(9)%	10,406,286	11,935,600	(13)%
Ore processed (tonnes)	2,524,370	2,307,082	9%	4,904,639	4,646,556	6%
Gold feed grade (g/t)	1.00	1.04	(4)%	1.04	1.02	2%
Gold recovery rate (%)	89.1	88.5	1%	89.5	89.2	—%
Sales
Gold sales (ounces)	76,323	72,264	6%	144,393	135,067	7%
Depletion, depreciation and amortization
Per gold ounce sold	$418	$348	20%	$410	$364	13%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Canadian Malartic, second quarter production results met expectations and continue to position the operation to deliver on full year guidance. Second quarter production exceeded the second quarter of 2015 by 6%, resulting from higher throughput as the mill averaged 55,481 tonnes per day, which is a quarterly record. Total mill throughput in the first half of the year was also a record totalling, 9,809,278 tonnes (at 100%), mainly attributable to the optimization of planned maintenance shutdowns. Slightly lower feed grade compared to the second quarter of 2015 is due to mining less tonnes from the higher grade north zone. Mining from the higher grade north zone is expected to increase during the third quarter in line with the mining sequence.

In the second quarter of 2016, Canadian Malartic produced 72,502 ounces of gold on a 50%-basis, compared to 68,441 ounces of gold in the second quarter of 2015. Cash costs were $621 per ounce of gold in the second quarter, compared to $609 per ounce in the second quarter of 2015.

Cash costs in the second quarter were 2% higher than the second quarter of 2015 resulting from higher contractor costs, partly offset by higher production and the devaluation of the Canadian Dollar.

Canadian Malartic produced 146,115 ounces of gold on a 50%-basis at cash costs of $589 per ounce in the first half of 2016, compared to 136,334 ounces of gold at cash costs of $621 for the same period of 2015.

Canadian Malartic is continuing to evaluate opportunities with a focus on cost and production improvements within the mine and processing plant. In order to increase mining from the higher-grade north zone, a new remote shovel was commissioned at the end of the second quarter, and has since provided more operational stability with higher grade ore from the north zone. As at the end of July, 2016, feed grade has averaged 1.05 g/t and it is expected to be at this level for the remainder of the year. In addition to optimizing planned maintenance shutdowns, a new secondary crusher configuration for increased SAG capacity and process improvements at the main crusher contributed to the record year-to-date throughput performance. The Company is also continuing to evaluate opportunities to optimize the returns from this cornerstone asset, including the opportunities available from the Odyssey project.

| 22

GUALCAMAYO, ARGENTINA

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	40,264	37,558	7%	76,867	83,734	(8)%
Co-product cash costs per gold ounce produced (i)	$828	$818	1%	$814	$783	4%
All-in sustaining co-product costs per gold ounce produced (i)	$866	$878	(1)%	$839	$825	2%
Ore mined (tonnes)	2,208,382	1,848,452	19%	4,277,516	3,592,369	19%
Waste mined (tonnes)	1,943,819	6,194,375	(69)%	5,081,844	13,656,785	(63)%
Ore processed (tonnes)	1,853,721	1,754,416	6%	3,875,143	3,498,956	11%
Gold feed grade (g/t)	0.94	1.44	(35)%	0.94	1.36	(31)%
Gold recovery rate (%)	72.1	46.1	56%	65.6	54.6	20%
Sales
Gold sales (ounces)	40,865	36,825	11%	79,074	82,937	(5)%
Depletion, depreciation and amortization
Per gold ounce sold	$253	$311	(19)%	$244	$286	(15)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Gualcamayo continued its strong performance in the second quarter and exceeded expectations, well positioning it to meeting both annual production expectations and costs targets. Increased production is expected to continue in the following periods, according to plan, due to higher grades in the second half of the year and supported by higher throughput from the build-up of ore inventory placed on the leach pad and the ramp-up of the sub-level caving in the underground mine, which is progressing into higher grade areas. Production increased quarter-over-quarter as expected and was higher than the second quarter of 2015 by 7%, due to higher throughput and recoveries from inventories, partly offset by lower feed grades, in line with mine sequencing and as a result of the unexpected rain, snow and fog during the second quarter.

In the second quarter of 2016, Gualcamayo produced 40,264 ounces of gold, compared to 37,558 ounces of gold in the same quarter of 2015. Cash costs were $828 per ounce of gold in the second quarter of 2016, compared to $818 per ounce of gold in the second quarter of 2015.

Cash costs were slightly higher in the second quarter of 2016, compared to the second quarter of 2015, due to local inflationary pressures on manpower related costs and camp services partly offset by the devaluation of the Argentinian Peso and reductions in external mine contractors. Cash cost were higher than the first quarter of 2016, due to higher consumption rate of reagents to improve recoveries.

Gualcamayo produced 76,867 ounces of gold in the first half of 2016, compared to 83,734 ounces of gold in the same period of 2015. Cash costs were $814 per ounce of gold in the first half of 2016, compared to $783 per ounce of gold in the same period of 2015.

Exploration drill testing of the Cerro Condor and Potenciales near mine targets which were defined by surface sampling in and around the QDD Main Pit in the first quarter, has returned positive results.  Further drilling and technical work will be completed during the third quarter with the goal of extending the mine life of the Open Pit.  Infill drilling of the Las Vacas surface mineralization has also had positive results during the second quarter.

The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits with recoverable gold currently estimated at more than 1.1 million ounces. The project has advanced with the detailed review of a number of mining method alternatives to improve the capital expenditures profile as well as seeking to identify an economically viable arsenic abatement process. The mining consultants have completed their optimization work on three throughput scenarios, and the work of the Arsenic specialist has also been completed. The development of the economic model is progressing using the outputs received from the aforementioned technical review process. The mineralization is open in almost every direction and continued exploration is expected to improve the project economics. The results of the aforementioned work will be evaluated during the course of 2016, whereupon a decision will be made as to whether to advance to a more detailed phase of study later in the year.

| 23

MERCEDES, MEXICO

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	22,948	19,306	19%	47,252	43,576	8%
Silver production (ounces)	103,262	78,932	31%	227,883	192,371	18%
Co-product cash costs per gold ounce produced (i)	$720	$1,033	(30)%	$676	$925	(27)%
Co-product cash costs per silver ounce produced (i)	$9.05	$14.56	(38)%	$8.61	$12.58	(32)%
All-in sustaining co-product costs per gold ounce produced (i)	$835	$1,256	(34)%	$808	$1,067	(24)%
All-in sustaining co-product costs per silver ounce produced (i)	$10.50	$17.69	(41)%	$10.31	$14.47	(29)%
Ore mined (tonnes)	162,044	121,971	33%	306,802	234,358	31%
Ore processed (tonnes)	175,302	179,983	(3)%	351,913	355,907	(1)%
Gold feed grade (g/t)	4.30	3.65	18%	4.44	4.10	8%
Silver feed grade (g/t)	45.95	37.67	22%	48.73	45.37	7%
Gold recovery rate (%)	94.5	92.1	3%	94.2	93.2	1%
Silver recovery rate (%)	39.7	36.1	10%	41.4	37.1	12%
Sales
Gold (ounces)	21,205	18,563	14%	44,493	43,963	1%
Silver (ounces)	98,520	78,334	26%	225,740	195,450	15%
Depletion, depreciation and amortization
Per gold ounce sold	$100	$471	(79)%	$103	$429	(76)%
Per silver ounce sold	$1.32	$6.44	(80)%	$1.32	$5.91	(78)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Mercedes continued to deliver improved performance during the second quarter of 2016, resulting from the revised mine plan along with operational improvements and revisions to the mine's cost structure. Mercedes is also exploring initiatives that are expected to positively impact the mining rate. At the processing plant, Mercedes began commissioning an oxygen injection system targeting to increase recoveries for gold by 1% and silver by 4%, beginning in the fourth quarter. With a continued focus on business optimization and operating efficiencies, Mercedes is well positioned to continue delivering on expectations in the second half of 2016.

In the second quarter of 2016, Mercedes produced 22,948 ounces of gold and 103,262 ounces of silver, compared to 19,306 ounces of gold and 78,932 ounces of silver in the same quarter of 2015. Cash costs were $720 per ounce of gold and $9.05 per ounce of silver in the second quarter of 2016, compared to $1,033 per ounce of gold and $14.56 per ounce of silver in the same quarter of 2015.

Gold and silver production in the second quarter were higher, compared to the second quarter of 2015 by 19% and 31%, respectively. Increased production was due to significantly higher gold and silver grades and impacted positively by higher recoveries. Second quarter production is lower than the first quarter of 2016, consistent with the mine plan.

Lower cash costs compared to the second quarter 2015 are attributed to the devaluation of the local currency and the benefits from the cost control initiatives, in addition to higher grades and recoveries.

Mercedes produced 47,252 ounces of gold and 227,883 ounces of silver in the first half of 2016, compared to 43,576 ounces of gold and 192,371 ounces of silver in the same period of 2015. Cash costs were $676 per ounce of gold and $8.61 per ounce of silver in the first half of 2016, compared to $925 per ounce of gold and $12.58 per ounce of silver in the same period of 2015.

| 24

MINERA FLORIDA, CHILE

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	24,211	26,298	(8)%	49,923	54,411	(8)%
Silver production (ounces)	112,760	191,162	(41)%	247,036	333,489	(26)%
Co-product cash costs per gold ounce produced (i)	$785	$748	5%	$758	$739	3%
Co-product cash costs per silver ounce produced (i)	$9.70	$10.45	(7)%	$9.67	$10.11	(4)%
All-in sustaining co-product costs per gold ounce produced (i)	$990	$928	7%	$933	$910	3%
All-in sustaining co-product costs per silver ounce produced (i)	$12.23	$12.91	(5)%	$11.85	$12.44	(5)%
Ore mined (tonnes)	225,726	216,565	4%	449,216	417,140	8%
Ore processed (tonnes)	395,592	466,584	(15)%	817,817	920,880	(11)%
Gold feed grade (g/t)	2.34	2.16	8%	2.32	2.24	4%
Silver feed grade (g/t)	16.50	20.70	(20)%	16.27	19.72	(17)%
Gold recovery rate (%)	81.2	80.8	—%	82.1	81.2	1%
Silver recovery rate (%)	54.0	60.1	(10)%	56.2	58.5	(4)%
Sales
Gold (ounces)	23,110	26,341	(12)%	48,659	54,356	(10)%
Silver (ounces)	109,438	189,055	(42)%	226,119	323,460	(30)%
Depletion, depreciation and amortization
Per gold ounce sold	$366	$539	(32)%	$373	$534	(30)%
Per silver ounce sold	$4.11	$7.32	(44)%	$4.75	$7.31	(35)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Minera Florida, gold and silver production were in line with plan and production is expected to increase over the remainder of 2016. Higher production is expected in the second half of the year from higher planned throughput at both plants, reducing overall costs.

Lower gold production, compared to the second quarter of 2015, was due to lower throughput partly offset by higher grade. Silver production was also impacted by lower throughput in addition to feed grades and recoveries. Minera Florida experienced severe weather in the beginning of the second quarter impacting production and ore haulage at the mine and the tailings reprocessing facilities.

In the second quarter of 2016, Minera Florida produced 24,211 ounces of gold and 112,760 ounces of silver, compared to 26,298 ounces of gold and 191,162 ounces of silver in the same quarter of 2015. Cash costs were $785 per ounce of gold and $9.70 per ounce of silver in the second quarter of 2016, compared to $748 per ounce of gold and $10.45 per ounce of silver in the same quarter of 2015.

Higher cash costs for gold compared to the second quarter of 2015 was due to lower production, partly offset by cost reduction initiatives and the depreciation of the Chilean Peso. Cash costs for silver were lower due to the lower cost allocation to silver based on the relative production contribution between gold and silver during the period.

Minera Florida produced 49,923 ounces of gold and 247,036 ounces of silver in the first half of 2016, compared to 54,411 ounces of gold and 333,489 ounces of silver in the same period of 2015. Cash costs were $758 per ounce of gold and $9.67 per ounce of silver in the first of 2016, compared to $739 per ounce of gold and $10.11 per ounce of silver in the same period of 2015.

Progress on reducing down time in the underground mine, in addition to the initiatives relating to the processing plant to improve metal recoveries continued during the second quarter with the results of these efforts expected to be realized in the second half of the year.

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JACOBINA, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	29,002	21,318	36%	58,972	39,908	48%
Co-product cash costs per gold ounce produced (i)	$714	$988	(28)%	$626	$980	(36)%
All-in sustaining co-product costs per gold ounce produced (i)	$1,022	$1,305	(22)%	$884	$1,269	(30)%
Ore mined (tonnes)	447,286	359,847	24%	869,113	715,213	22%
Ore processed (tonnes)	450,142	366,308	23%	878,978	714,581	23%
Gold feed grade (g/t)	2.09	1.89	11%	2.18	1.85	18%
Gold recovery rate (%)	95.7	95.6	—%	95.7	94.0	2%
Sales
Gold Sales (ounces)	29,133	21,801	34%	59,592	41,289	44%
Depletion, depreciation and amortization
Per gold ounce sold	$347	$351	(1)%	$326	$365	(11)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Jacobina continued to exceed expectations in the second quarter with further improvements in production and costs. Consistent with the mine plan, development and production from higher grade areas continued to advance. Jacobina is well positioned to meet or exceed annual production expectations given the flexibility available to increase throughput and grade.

In the second quarter of 2016, Jacobina produced 29,002 ounces of gold, compared to 21,318 ounces of gold in the same quarter of 2015. Cash costs were $714 per ounce of gold in the second quarter of 2016, compared to $988 per ounce of gold in the second quarter of 2015.

Production in the second quarter of 2016 exceeded the second quarter of 2015 by 36% as the mine benefited from higher throughout and feed grade. Cash costs in the second quarter were lower compared to the second quarter of 2015 by 28%, due to higher production and the devaluation of the Brazilian Real, which also positively impacted the AISC.

Jacobina produced 58,972 ounces of gold in the first half of 2016, compared to 39,908 ounces of gold in the same period of 2015. Cash costs were $626 per ounce of gold in the first half of 2016, compared to $980 per ounce of gold in the same period of 2015.

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PILAR, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	22,806	21,237	7%	44,654	40,390	11%
Co-product cash costs per gold ounce produced (i)	$679	$772	(12)%	$656	$804	(18)%
All-in sustaining co-product costs per gold ounce produced (i)	$853	$892	(4)%	$800	$899	(11)%
Ore mined (tonnes)	296,039	294,796	—%	590,008	523,395	13%
Ore processed (tonnes)	293,105	308,156	(5)%	586,938	573,277	2%
Gold feed grade (g/t)	2.52	2.30	9%	2.48	2.35	6%
Gold recovery rate (%)	96.2	93.3	3%	95.4	93.3%	2%
Sales
Gold Sales (ounces)	21,988	19,718	12%	43,533	38,919	12%
Depletion, depreciation and amortization
Per gold ounce sold	$399	$188	112%	$377	$159	137%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Pilar had another record quarter for production in the second quarter of 2016, producing 22,806 ounces of gold, which is 7% higher than the 21,237 ounces in the same period of 2015 and higher than the previous record in the first quarter of 2016. Higher production was the result of the contribution of production from Maria Lazarus, which commenced production in August 2015, and higher feed grades and recoveries. Pilar is on track to meet production guidance of 85,000 to 90,000 ounces in 2016.

Cash costs were $679 per ounce of gold in the second quarter of 2016, compared to $772 per ounce of gold in the second quarter of 2015. Cash costs were favourably impacted by the higher production, feed grade and recoveries.

Pilar produced 44,654 ounces of gold in the first half of 2016, compared to 40,390 ounces of gold in the same period of 2015. Cash costs were $656 per ounce of gold in the first half of 2016, compared to $804 per ounce of gold in the same period of 2015.

FAZENDA BRASILEIRO, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	16,873	13,974	21%	35,397	25,998	36%
Co-product cash costs per gold ounce produced (i)	$726	$820	(11)%	$627	$824	(24)%
All-in sustaining co-product costs per gold ounce produced (i)	$988	$1,000	(1)%	$808	$1,072	(25)%
Ore mined (tonnes)	309,472	301,730	3%	580,438	568,689	2%
Ore processed (tonnes)	325,523	294,837	10%	609,549	550,159	11%
Gold feed grade (g/t)	1.84	1.76	5%	2.05	1.75	17%
Gold recovery rate (%)	87.5	80.8	8%	88.0	84.1	5%
Sales
Gold Sales (ounces)	17,612	12,347	43%	37,167	27,220	37%
Depletion, depreciation and amortization
Per gold ounce sold	$309	$548	(44)%	$243	$490	(50)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Fazenda Brasileiro, in the second quarter production was 21% higher and cash costs were 11% lower compared to the second quarter of 2015. Fazenda Brasileiro produced a total of 16,873 ounces of gold, compared to 13,974 ounces of gold in the same quarter of 2015. Cash costs were $726 per ounce of gold in the second quarter, compared to $820 per ounce of gold in the second quarter of 2015. Improved production and cash costs in the quarter were the result of increased throughput, feed grades and recoveries. Fazenda Brasileiro is on track to meet production guidance of 63,000 to 68,000 ounces in 2016.

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Fazenda Brasileiro produced 35,397 ounces of gold in the first half of 2016, compared to 25,998 ounces of gold in the same period of 2015. Cash costs were $627 per ounce of gold in the first half of 2016, compared to $824 per ounce of gold in the same period of 2015.

RDM, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics (i)	2016	2015		2016	2015
Production
Gold production (ounces)	13,058	—	—%	13,058	—	—%
Co-product cash costs per gold ounce produced (ii)	$807	—	—%	$807	—	—%
All-in sustaining co-product costs per gold ounce produced (ii)	$883	—	—%	$883	—	—%
Ore mined (tonnes)	421,005	—	—%	421,005	—	—%
Ore processed (tonnes)	300,840	—	—%	300,840	—	—%
Gold feed grade (g/t)	1.66	—	—%	1.66	—	—%
Gold recovery rate (%)	81.4	—	—%	81.4	—	—%
Sales
Gold Sales (ounces)	12,630	—	—%	12,630	—	—%
Depletion, depreciation and amortization
Per gold ounce sold	$96	—	—%	$96	—	—%

(i)	For the period from acquisition on April 29, 2016 to June 30, 2016.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

RDM is an open-pit gold mine with a CIL processing plant located in Minas Gerais State, Brazil. The project was acquired by the Company through the acquisition of MRDM on April 29, 2016. Production from the closing date of the acquisition of April 29, 2016 to June 30, 2016 was 13,058 ounces of gold and co-product cash costs were $807 per ounce.

The Company believes that there is good potential to refine and improve the current RDM mining operation.  Studies are currently underway to fully explore opportunities for optimization of the asset.  Among the efforts toward that optimization, a water storage facility is planned to be built this year to allow for consistent and sustained production at RDM as the primary constraint to full scale mine and plant operation is limited water availability.  Current production is expected to be approximately 55,000 ounces in 2016, with the portion attributable to the Company expected to be approximately 30,000 ounces.

The Company has two potential sources for obtaining water in 2017 and beyond. The first of which is the temporary pumping of water from a nearby creek during the rainy season to existing water storage areas in the tailing impoundment to satisfy 2017 requirements, and the second is the construction of the permanent water dam and reservoir. The Company is advancing both options concurrently and is considering the postponement of the construction of the water dam into 2017, which would defer required capital of construction in 2016, thereby improving the cash flow of RDM for 2016. With the resolution of past water shortfalls, production is expected to increase to an annual average of 100,000 ounces per year.

RDM increases the Company's production profile in a mining-friendly jurisdiction and is expected to contribute to cash flow and net free cash flow. The acquisition provides mineral reserve growth and a mineral resource base with additional growth potential. Updated future guidance will be provided early in 2017.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following summary highlights key updates during the second quarter of 2016, from the development projects of the Company.

Cerro Moro, Argentina

Cerro Moro is a high grade gold and silver deposit, currently in the development stage and with expected planned production in early 2018. At which time, Cerro Moro will begin having a positive impact on the Company's cash flow.

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Following the formal decision to proceed with the construction of Cerro Moro in 2015 and the updated project parameters with respect to timing and capital investment, the 2016 work program includes the ramp-up of site construction activities, the continuation of detailed engineering, as well as the advancement of underground mining in order to gain a better understanding of in-situ mining conditions. The Company is controlling planned expenditures, which for 2016 are expected to be approximately $53 million leaving $224 million in total for 2017 and 2018, with the majority of the expenditures to be spent predominantly in 2017, which continues to reflect the previously reported execution schedule. This approach allows for further exploration drilling in order to increase the size of the Cerro Moro mineral resources, in addition to improving the current mineral resource categorization.  The Company believes that the Cerro Moro project also offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property. This will serve to significantly improve the returns and value from this high grade project.

The Cerro Moro project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining. The feasibility study is based on annual production in the first three years of approximately 150,000 ounces of gold and 7.2 million ounces of silver, with annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver over an initial 6 year mine life at a throughput of 1,000 tonnes per day. The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

During the second quarter, the Company continued to show good progress on its development objectives. The Company has completed 325 metres of total planned underground development for 2016 of 617 metres, which positions the Company ahead of schedule providing additional time to develop the competency for underground mining in the local workforce. Ramp-up of site construction continues safely with bulk earthworks nearing completion and the concrete contractor having mobilized to site. Consistent with the base-line plan, detailed engineering progress is 73% complete and advancing to a target of 85% by the end of the year. This increases the comfort level on the construction process and details related to the plant eliminating ambiguities in construction schedule and potential delays. Procurement progress is also tracking well, upgrade of existing mine truck facility advanced, and phase 2 construction camp installation as well as tailings dam design were concluded.

C1 Santa Luz, Brazil

The Company has made a positive decision to advance C1 Santa Luz to the execution phase and move forward with the re-activation of the operation. This decision was based on the positive results from the recently completed final Technical Report on the recommissioning of C1 Santa Luz. Since 2014, when the operations were placed in care and maintenance, the Company has been working extensively on advancing required modifications to process plant, along with further delineation of ore body through drilling and additional metallurgical test work. This work is now complete and supports updated mineral reserve and mineral resource estimates for the project.  Once restarted, C1 Santa Luz is expected to contribute an average of 114,000 ounces of gold production per annum over the first seven years. Production in the first full year is expected to be over 130,000 ounces of gold.

With a 21% larger mineral resource (inclusive of mineral reserves), the Company is planning to increase plant capacity to 2.7 million tonnes per annum (“tpa”) from the current plant capacity of approximately 2.0 million tpa.  The expected plant modifications to the existing circuit require the installation of a vertimill, a kerosene removal tank and regeneration kiln, six leaching tanks, a detoxification circuit, additional carbon regeneration capacity (reactivation furnace) and two additional elution columns. This additional testwork has demonstrated improved expected overall average recoveries of 84%. Based on the testwork available, expected average recoveries for both mineral types are as follows:

•	Non-carbonaceous dacitic mineral – 86%

•	Low to high total organic carbonaceous mineral – 82%

•	Weighted average overall recovery – 84%
The capital cost estimate for the planned plant modifications, including capital required for the plant expansion is $42.3 million, including a $8.1 million contingency. The total capital cost for the recommissioning of C1 Santa Luz is expected to be $84.2 million including contingencies and all social and owner’s costs.

Agua Rica, Argentina

Agua Rica is a low cost, large scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina with proven and probable mineral reserves of approximately 10 billion pounds of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes at copper and gold grades of 0.49% and 0.22 grams per tonne respectively.

The Company continues to take steps to mature the project through the development cycle, and to evaluate potential transactions that will surface the value in Agua Rica. The Company envisages a transaction relating to Agua Rica that would involve maintaining a joint venture interest and monetizing some equity in the project for a mixture of cash and an interest in gold production.

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In addition, exploration activities at the Cerro Atajo prospect, which was included in the Definitive Agreement signed with the provincial Government of Catamarca, Argentina (the "Government”), represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado, continued to advance in the period.

The Cerro Atajo prospect lies 10 km east of Alumbrera and 25 km west of Agua Rica, a region in which both the Company and the Government have interests. The property is prospective for both high grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization. Cerro Atajo is centered on an intrusive complex within the same host rock as the nearby Alumbrera mine.

EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations. The 2016 exploration program is focused on continuing to find higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2016	2015	2016	2015
Exploration and evaluation capitalized (i)	$24.2	$14.0	$41.2	$26.2
Exploration and evaluation expensed (ii)	5.3	4.0	8.4	9.4
Total exploration and evaluation expenditures	$29.5	$18.0	$49.6	$35.6

(i)
Capitalized exploration and evaluation costs are reflected in the Consolidated Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the Condensed Consolidated Interim Statements of Operations.

The Company expects to provide an exploration update, subsequent to quarter end, with further details on several of its properties, in particular, Chapada, Jacobina, Gualcamayo and C1 Santa Luz. The following summary highlights the areas of focus for the 2016 exploration program and provides key updates during the second quarter of 2016.

Chapada, Brazil

The 2016 exploration program at Chapada continued to be focused on increasing mineral resources at Sucupira and advancing near mine targets including Hidrothermalito Sul, Santa Cruz, Interpits and others. The exploration program has budgeted $4.5 million to complete 25,000 metres of drill testing. Chapada has a $1.5 million budget to complete infill and ore delineation programs at Cava Norte, Cava Central and Corpo Sul and is expected to complete approximately 12,000 metres of drilling on these projects.

During the second quarter, the Near Mine exploration and infill programs employed five diamond drill rigs to expand and infill Sucupira, test for mineralization beneath the Chapada pit, extend oxide mineralization at Suruca and complete further infill drilling at Corpo Sul. All programs have returned positive results as expected. The Chapada District exploration program employed up to three diamond drill rigs during the quarter to further test the Formiga, Corrego Fundo, Taquarucu Norte and other targets developed through soil sampling and geophysical surveys. Results received during the quarter are in general positive and are in-line with expectations. The Chapada Near Mine and District exploration programs completed 10,115 metres distributed in 79 diamond drill holes during the quarter, being the year to date numbers to 12,624 metres completed in 94 holes, which is 50% of the planned drilling for the year. The infill programs have completed 8,363 metres distributed in 59 holes year to date, which represents 70% of the planned 2016 drill program metres.

El Peñón, Chile

The 2016 exploration program at El Peñón continued to be focused on exploring for extensions of known ore bodies along strike and dip, developing and testing new targets that may add ounces to the mineral resource and eventual mineral reserve profile and upgrading of mineral resources to support production plans and strategic life of mine. These programs at El Peñón are expected to complete a minimum of 148,000 metres of drilling.

During the second quarter, local exploration completed a total of 35,339 metres distributed in 115 holes, district exploration completed 11,568 metres in 24 holes and the infill program completed a total of 6,120 metres distributed in 51 holes.

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The local exploration program continued to explore and drill the Aleste, Bonanza Norte, Dorada E, Abundancia, Esmeralda and other targets, discovering narrow high grade extensions to existing or new vein structures in most cases. These new results will be evaluated for exploitation during the second half of the year as additional drilling is completed.

The District exploration program reviewed and drill tested several targets outside of the main El Peñón mine area, including the Angelina copper/gold porphyry, Fortuna NE, Tangue de Agua, Abanico, Vista Nueva and other targets. The Tangue de Agua gold and Angelina copper-gold targets returned low grade to anomalous values which will require follow up in the third quarter. The infill drilling at La Paloma, Esmeralda, Fortuna and Magenta-Escarlata returned narrow to moderate width high grade results that are expected to support conversion of inferred mineral resources to indicated mineral resources.

Gualcamayo, Argentina

The 2016 exploration program at Gualcamayo will continued to be focused on infill drill testing of near QDD Main pit deposits, limited drilling to expand underground oxide mineralization at QDD Lower, infill drilling and exploration drilling at Las Vacas and exploration drilling at newly developed Sector Potenciales, Cerro Condor and DK targets, and mapping and sampling of select target areas. The goal of all programs is to delineate new drilling targets that can immediately contribute oxide mineral resources that can rapidly be upgraded to mineral reserves. The 2016 program at Gualcamayo is expected to complete a total of approximately 30,500 metres of drilling.

During the second quarter, exploration activities included drill testing the Sector Potenciales and Cerro Condor targets (both immediately adjacent to the QDD Main pit), collecting channel samples along the high-wall exposures of the pit, and generating new near mine targets through a variety of imagery tools along with spectral analysis. Results at Cerro Condor are as expected and early results at Sector Potenciales exceed expectations. Further drilling and technical work will be completed during the third quarter with the goal of extending the mine life of the Open Pit, which will be considered in the forthcoming LOM planning process. At Las Vacas, 3 kilometres west of the main pit, infill drilling of the known near surface mineral resource began in April and has returned results within expectations. The Las Vacas exploration drilling began late in the quarter to test resistivity and IP anomalies up to 400 metres beneath the surface mineralization. Results are pending for this program. A second phase of deep exploration drilling at Las Vacas to test geophysical anomalies at an average depth of 800 metres beneath the surface is considered for the fourth quarter of 2016 or the first half of 2017.

Mercedes, Mexico

The 2016 exploration program at Mercedes continued to be focused on discovering new mineral bodies close to existing development, supporting mine production, exploring for extensions to mineralization along strike of the main Mercedes mine trend and testing geologic targets developed in late 2015.

During the second quarter, three drill rigs were active on the site and completed 9,230 metres in 49 holes, or approximately 30% of the 2016 budgeted metres. Drill testing of the Mercedes to Breccia Hill, Marianas NW, Oso Negro and Lagunas deep conceptual targets cut several brecciated and geologically interesting zones that returned anomalous gold and silver results. Late quarter drill results from Klondike and Rey de Oro are encouraging. The goal of both the Klondike and Rey de Oro exploration programs is to test and extend known mineral bodies both up-dip and to the east. At Klondike, a new splay of the mineral structure with mineable widths and grades was identified and follow up drilling is underway.

Minera Florida, Chile

The 2016 exploration program at Minera Florida continued to be focused on discovering new deposits with the majority of testing expected at Lorena Este, Tribuna Central, Tribuna Este and Millenium Norte, and is expected to complete a total of approximately 20,000 metres of drilling.

During the second quarter, the exploration and mineral body extension drilling advanced and continued to return positive results at Tribuna Central, Tribuna Este, and Lorena Este. Mineralization at Lorena Este appears to extend several hundred metres east of the known deposit at similar grades and width. An additional budget of $1.8 million was approved during the quarter to develop a tunnel and drill stations into the Tribuna Este target that will facilitate exploration drilling of the target area. A limited infill program was conducted on the Lissette and Tribuna-Rubi deposits as a continuation of the 2015 infill program. The drill testing along the margins of both the Lissette and Rubi deposits has developed extensions to the known mineral bodies which will be further tested in the second half of 2016.

Jacobina, Brazil

The 2016 exploration program at Jacobina continued to be focused on infill drilling in support of mineral resource conversion and mineral reserve delineation, and will continue to explore for the Main Reef beneath the Moro do Vento deposit. The 2016 program at Jacobina is expected to complete a total of 36,000 metres of drilling.

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During the second quarter, infill drilling continued at the Canavieras North and South, Morro do Vento and João Belo mines. The programs completed a combined 12,633 metres distributed in 91 holes which brings the program totals to 22,182 metres completed in 154 holes, or approximately 62% of the budgeted metres. Both the delineation and infill holes at Jacobina returned encouraging results with many intercepts at or above reserve grade across potentially mineable widths. Drilling immediately beneath the idled João Belo open pit indicates the ore mined in the pit continues to depth. As such, the new mineral zones will be evaluated for extraction during the year end mineral resource and mineral reserve estimation process. The termination of Morro do Vento deep exploration hole came in early April, having completed 1,377 metres in an attempt to cross the lower Main Reef at depth. This hole crossed numerous intervals with visible gold in both the upper and lower reef assemblages, including what is believed to be the lower Main Reef before and at the terminus of the hole.

Cerro Moro, Argentina

The 2016 exploration program at Cerro Moro continued to be focused on discovering a new high grade structure and expanding the current indicated mineral resources. The 2016 program at Cerro Moro is expected to complete a total of approximately 16,000 metres of drilling.

During the second quarter, the infill and exploration drill programs advanced ahead of expectations with 5,930 metres in 37 holes completed. The infill drill program focused on the Escondida West, Far West, Central, Gabriela and Zoe deposits to provide additional information along the margins of the deposits and upgrade inferred mineral resources to indicated status. Results are in-line with expectations. Surface exploration reviewed and sampled the Deborah Link, and Carlita North targets and initiated drill testing of the Filon Moro, Seco and Gabriela targets. Geologists logged and sampled the 6 holes completed, noting gray silica and dark sulfide minerals which are usually found in the mineral deposits. Assays are pending.

Canadian Malartic Corporation, Canada

As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties. The 2016 exploration program focuses on underground and surface exploration at Pandora for Lapa style mineral bodies, and upgrading the known Odyssey mineral deposit at the Canadian Malartic mine to inferred mineral resources. At Odyssey, the 2016 program is expected to complete approximately 95,000 metres of drilling. At Pandora, the 2016 program is expected to extend the exploration tunnel while drilling the near surface and deeper underground accessible targets until the third quarter when the Lapa mine's operations are schedule to shut down.

During the second quarter, a total of 35,473 metres distributed in 35 diamond drill holes were completed at Odyssey, bringing the year to date total to 53,417 metres completed in 57 holes. Multiple intercepts have shown that Odyssey North mineralization is in the range of 15.0 metres true width with a grade of approximately 2.0 grams per tonne gold. Drilling at Odyssey South has intersected additional mineralization, which is a secondary target of the drill campaign. The Company expects the 2016 infill drill program at Odyssey to support an initial inferred mineral resource for Odyssey North by year end 2016.

At Pandora, a total of 8,746 metres distributed in 13 diamond drill holes were completed in the second quarter bringing the year to date totals to 15,401 metres completed in 27 holes accounting for 77% of the budgeted funds. Due to high drill costs, mainly due to wedging activities, fewer metres than originally planned will be completed this year. Results from the surface and underground based drilling are under review for continuity and economic status.

At Kirkland Lake, the IP and resistivity survey of the AK and Rand-Ross targets was completed and line cutting to survey the Pawnee and other target areas was initiated. A review of the Upper Beaver deposit to recommend additional drill targets is on-going as well as surface mapping and sampling within the projected surface footprint of the deposit.

Fazenda Brasileiro

The 2016 program at Fazenda Brasileiro focuses on infill and mineral resource expansion drilling in support of operations and is expected to complete approximately 90,000 metres of drilling. The 2016 drill program will focus on mineral resource discovery and conversion to mineral reserves within targets located at E388, E-Ramp, C240 and other high potential areas. A total of 23,910 metres distributed in 91 drill holes were completed for exploration purposes and a total of 7,675 metres distributed in 169 holes were completed for mineral resource conversion purposes during the second quarter. Results from most drill targets are positive, including the newly discovered Barragem target, and are expected to add to the mineral inventory.

Pilar

The 2016 exploration and infill programs at Pilar have budgeted approximately 58,000 metres of infill drilling at the Pilar and Maria Lazarus Mines and 3,000 metres of exploration on the Tres Buracos target with goal of mineral resource expansion in support of operations. During the second quarter, 16,831 metres distributed in 51 holes were completed at Pilar and 5,083 metres distributed in 18 holes were completed at Maria

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Lazarus. Infill drill results are in-line with expectations at Pilar and have provided important location detail for both the HG1.2 and HG2.1 ore horizons that will be incorporated into the mine plans. Results from Maria Lazarus are also in-line with expectations and have provided important alteration and assay information which will be used for mine planning purposes. Surface and data evaluations are underway for the Tres Buracos target and will continue into the third quarter. The Tres Buracos satellite target is being reviewed with several near surface mineral horizons appearing thicker than the original interpretation suggested.

C1 Santa Luz

Since October 2015, the Company has completed 16,400 metres of drilling at C1 Santa Luz, in order to better define the ore body and its metallurgical characteristics.  The global mineral resource, inclusive of mineral reserves, increased by approximately 21% from the contained gold ounces in the total mineral resource previously announced in the 2015 preliminary economic assessment.  The new mineral reserve estimate for C1 Santa Luz is 1,220,662 ounces of gold contained in 26,679,000 tonnes of ore at an average grade of 1.42 g/t, compared to no mineral reserve ounces at the end of 2015.  The Company continues to evaluate the optimal mine plan which may have the impact of increasing the number of mineable ounces.

The LOM plan in the Technical Report on the recommissioning of C1 Santa Luz is based on the open pit mineral reserve only and does not include the large underground mineral resource.  Further potential exists at C1 Santa Luz beyond what has been demonstrated. An underground measured and indicated mineral resource of over half a million ounces of gold exists, with an additional 375,092 ounces of gold in the inferred mineral resource category contained in 5,546,000 tonnes of ore at an average grade of 2.10 g/t, which is intended to be studied later in 2016, with the focus of converting the mineral resource into the mineral reserve category. The Company intends to also explore other close known shallow satellite deposits on the C1 Santa Luz property.

Monument Bay, Canada

The 2016 exploration program at Monument Bay continued to focus on drilling to extend high grade zones located on the western, central and eastern portions of the Twin Lakes deposit. The 2016 program is expected to complete a total of approximately 14,600 metres. The 2016 drill program at Monument Bay completed 7,594 meters in 27 core holes, which are fewer holes than expected due to unseasonably warm conditions. The summer drill program will focus on drill testing the central and western bulk and high grade targets and attempt to extend the high grade shoots down dip as time allows. The summer exploration program will include a renewed old core sampling program ("OCAP"), which reviews and collects samples from core drilling of the Twin Lakes deposits completed by companies prior to the Company’s acquisition. The Company will continue collecting air, water and terrestrial data surrounding the Twin Lakes deposit for baseline studies needed for future project permit documentation.

The recent winter drill program, which focused on high-grade mineral resource extensions and converting uncategorized mineral resource blocks in the eastern and central portions of the Twin Lakes deposit, was completed early in the quarter. A total of 1,303 metres distributed in 3 diamond drill holes were completed during the quarter. Results received during the quarter have helped to define several high grade ore shoots and provided clarity on high grade down dip targets for the fall and winter drill programs.

The camp re-opened late in the quarter in preparation for the summer program to commence in the third quarter. The OCAP sampling program resumed late in the second quarter and will continue into the third quarter.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

The Company continues to focus on containing costs to maximize available cash to fund planned growth, development activities, expenditures and commitments. Management is of the view that planned growth, development activities, expenditures and commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities. These are sufficient to cover the expected costs to maintain and meet the expected production, sustaining capital expenditures as well as funding planned expansionary capital and exploration plans.

The following is a summary of liquidity and capital resources balances:

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	June 30,	December 31,
As at (In millions of US Dollars)	2016	2015
Cash	$93.4	$119.9
Trade and other receivables	$25.3	$45.9
Long-term debt (excluding current portion)	$1,662.4	$1,676.7
Working capital (i)	$72.6	$106.9

(i)	Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Cash and cash equivalents were $93.4 million as at June 30 2016, compared to $119.9 million as at December 31, 2015.  Cash and cash equivalents were comprised of cash in bank and bank term deposits. The sources and uses of cash and cash equivalent during the year are explained below. Working capital was $72.6 million as at June 30, 2016, compared to $106.9 million as at December 31, 2015 due to lower trade receivables and inventory. Additionally, the Company has $32.5 million in stockpile inventory, currently classified as Property, Plant and Equipment, as it is not expected to be processed within one year. As aforementioned, the Company expects its net cash position to increase in the second half of the year.

The following table summarizes cash inflows and outflows:

	Three months ended June 30,		Six months ended June 30,
(In millions of Dollars)	2016	2015	2016	2015
Cash flows from operating activities from continuing operations	$202.0	$123.4	$325.0	$137.8
Cash flows from operating activities before changes in working capital (i)	$202.0	$149.3	$330.5	$245.3
Cash flows used in financing activities from continuing operations	$(108.7)	$(23.8)	$(86.6)	$(33.2)
Cash flows used in investing activities from continuing operations	$(125.0)	$(101.4)	$(268.8)	$(174.7)

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows from operating activities from continuing operations after net change in working capital for the three months ended June 30, 2016 were $202.0 million, a significant increase compared to the $123.4 million for the three months ended June 30, 2015. Cash flows from operating activities for the period include $56.0 million received as an advance deposit payment on the metal agreements with Altius, treated as deferred revenue and amortized as the Company delivers on the metal based on the agreement. Net change in working capital for the three months ended June 30, 2016 was cash inflows of $nil, compared to outflows of $25.9 million for the three months ended June 30, 2015. Working capital inflow for the quarter was predominantly driven by a decrease in trade payables and inventories offset by an increase in other assets and other liabilities. Cash flows from operating activities before net change in working capital (a non-GAAP measure, see Section 13) for the three months ended June 30, 2016 were $202.0 million, over 34% higher, compared to $149.3 million generated for the same period of 2015.

The Company's cash flows from operating activities are expected to remain positive at the prices of gold, silver and copper observed as at June 30, 2016, following continued cost reduction efforts. Refer to Section 10: Economic Trends, Business Risks and Contractual Commitments for a detailed discussion of market price risk.

CASH FLOWS USED IN FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows used in financing activities of continuing operations were $108.7 million for the three months ended June 30, 2016, compared to outflows of $23.8 million for three months ended June 30, 2015. Cash flows from financing activities for the period included net debt repayments of the term loan from the receipt of the remaining proceeds on the copper purchase agreement with Altius, interest expense and dividend payments. Lower dividends during the period reflect the revised baseline level dividend of $0.02 per share annually.

Net debt (a non-GAAP measure, see Section 13) as at June 30, 2016 was $1.66 billion in line with the net debt as at December 31, 2015.

The principal repayment schedule of senior debt notes to be repaid in the next five years is as follows:

(In millions of US Dollars)	2016	2017	2018	2019	2020
Senior debt notes	73.5	—	110.0	181.5	85.0

The balance of senior debt notes of $1.11 billion is due in or after 2022.

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The Company has a revolving credit facility with a balance $186.7 million as at June 30, 2016 and a maturity date of 2020. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity in 2020.

CASH FLOWS USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows used in investing activities from continuing operations were $125.0 million for the three months ended June 30, 2016, compared to cash outflows of $101.4 million for the three months ended June 30, 2015. Cash flows used in investing activities include a total of $2.8 million relating to the acquisition of MRDM.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the three months ended June 30, 2016, were $121.6 million, compared to capital expenditures of $101.7 million for the three months ended June 30, 2015. These expenditures were incurred as follows:

For the three months ended June 30, (In millions of US Dollars)	Sustaining & other (iii)	Expansionary	Exploration	2016	2015
Chapada	$17.5	$1.0	$1.5	$20.0	$15.3
El Peñón	15.0	2.0	5.8	$22.8	$22.8
Gualcamayo	1.0	0.5	4.4	$5.9	$4.7
Mercedes	2.8	0.5	1.1	$4.4	$7.7
Canadian Malartic	16.7	1.0	1.2	$18.9	$13.1
Minera Florida	5.2	0.5	1.7	$7.4	$13.7
Jacobina	8.7	—	1.4	$10.1	$7.8
Cerro Moro	—	10.4	1.8	$12.2	$6.6
Pilar	3.8	1.1	1.8	$6.7	$4.8
Fazenda Brasileiro	4.4	0.2	1.5	$6.1	$4.7
RDM	1.0	0.2	—	$1.2	$—
C1 Santa Luz	—	0.3	0.8	$1.1	$0.1
Other	0.7	2.9	1.2	$4.8	$0.4
Total capital expenditures (ii)	$76.8	$20.6	$24.2	$121.6	$101.7

(i)	Currently, C1 Santa Luz is on care and maintenance.

(ii)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

(iii)	As previously anticipated, sustaining capital expenditures for the three months ended June 30, 2016 are higher than the previous period in line with plans.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the six months ended June 30, 2016, were $208.5 million, compared to capital expenditures of $177.5 million for the six months ended June 30, 2015. These expenditures were incurred as follows:

For the six months ended June 30, (In millions of US Dollars)	Sustaining & other	Expansionary	Exploration	2016	2015
Chapada	$27.3	$6.4	$2.2	$35.9	$27.0
El Peñón	26.7	2.4	11.3	$40.4	$40.8
Gualcamayo	1.7	0.6	5.8	$8.1	$7.5
Mercedes	6.6	0.5	1.2	$8.3	$12.1
Canadian Malartic	25.7	1.4	3.2	$30.3	$23.9
Minera Florida	9.0	1.0	3.1	$13.1	$24.1
Jacobina	14.8	—	2.4	$17.2	$12.6
Cerro Moro	—	21.6	2.4	$24.0	$11.4
Pilar	6.3	2.4	2.5	$11.2	$6.6
Fazenda Brasileiro	6.3	0.2	2.2	$8.7	$8.8
RDM	1.0	0.3	—	$1.3	$—
C1 Santa Luz (i)	—	0.6	1.8	$2.4	$0.1
Other	1.1	3.4	3.1	$7.6	$2.6
Total capital expenditures (ii)	$126.5	$40.8	$41.2	$208.5	$177.5

(i)	Currently, C1 Santa Luz is on care and maintenance.

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(ii)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of July 25, 2016, the total number of shares outstanding were 947.6 million, the total number of stock options outstanding were 2.2 million, the total number of Deferred Share Units ("DSU") outstanding were 3.7 million, the total number of Restricted Share Units ("RSU") outstanding were 0.9 million, and the total number of Performance Share Units ("PSU") outstanding were 1.9 million.

For the second quarter of 2016, the Company declared quarterly dividends totalling $0.005 per share.

The following table summarizes the weighted average common shares and equity instruments outstanding as at June 30, 2016:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, six months ended	Weighted average dilutive equity instruments, six months ended
(In thousands)	June 30, 2016	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Common shares (i)	947,551	947,346	938,900	947,265	926,377
Options (ii)	2,268	134	—	1	—
RSU (ii)(iv)	903	616	—	490	—
DSU (iii)	3,695	—	—	—	—
PSU (iii)	1,860	—	—	—	—
		948,096	938,900	947,756	926,377

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by reinvesting cash dividends, less any applicable withholding tax. A plan participant may obtain additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. During the three months ended June 30, 2016, a total of 9,634,090 shares were subscribed to under the plan.

(ii)	For the three and six months ended June 30, 2015, these items have not been included in the weighted average number of shares as they are anti-dilutive.

(iii)	DSU and PSU are settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

(iv)	Excludes RSU granted to Brio Gold employees that are redeemable in Brio Gold common shares.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments.

As at June 30, 2016, the Company is contractually committed to the following:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Mine operating/construction and service contracts and other	$394.5	$259.9	$43.2	$4.1	$701.7
Long-term debt principal repayments (i)	77.9	128.2	458.6	1,105.0	1,769.7
Decommissioning, restoration and similar liabilities (undiscounted) (ii)	14.3	36.8	32.9	203.5	287.5
	$486.7	$424.9	$534.7	$1,312.6	$2,758.9

(i)	Excludes interest expense.

(ii)
As required by law, the Company arranged an irrevocable letter of credit for the amount of $16.8 million (C$23.2 million) in favor of the Government of Quebec as a guarantee of payment of the rehabilitation and restoration work relating to the Company's share of mining interest in Canadian Malartic. Such irrevocable letter of credit will be automatically extended for one year periods from expiration on September 15, 2016 and future expiration dates thereafter.

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9.    INCOME TAXES

The Company recorded an income tax recovery of $32.9 million for the three months ended June 30, 2016 (2015 - $25.1 million recovery). The decrease in the income tax expense for the quarter is a result of the movement in foreign exchange for the period relative to the same period of prior year. The income tax provision reflects a current income tax expense of $22.0 million and a deferred income tax recovery of $54.9 million, compared to a current income tax expense of $3.1 million and a deferred income tax expense of $22.0 million for the three months ended June 30, 2015. The balance sheet includes a deferred tax asset of $73.9 million and a deferred tax liability of $1.7 billion.

For the three months ended June 30, (In millions of dollars)	2016	2015
Income tax recovery	$(32.9)	$(25.1)
Non-cash tax recovery related to unrealized foreign exchange gain/loss	38.8	19.8
Non-cash tax recovery related to impairments	—	—
Change in tax rates	—	(2.5)
Tax on adjusted earnings items	0.7	0.6
Adjusted income tax expense/(recovery)	$6.6	$(7.2)

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso, Mexican Peso and Canadian Dollar. Under IFRS, the US Dollar value of non-monetary assets are converted into local currency each quarter for the purpose of calculating the deferred tax owing in the event of the disposition of that asset.  The difference in the value of the deferred tax owing from period to period as a result of fluctuations in local currency is recorded in the income tax expense.  As a local currency depreciates in value relative to the US Dollar, an asset becomes more valuable in local currency resulting in a higher notional deferred tax expense increasing the Company’s consolidated income tax expense.  When local currencies appreciate, relative to the US Dollar, the value of the asset is diminished in local currency, reducing the notional deferred tax owing resulting in a reduction in the Company’s income tax expense. There is a specific exemption for this calculation under US GAAP.

Relative to the March 31, 2016 exchange rate, during the period, the Brazilian Real and Canadian Dollar appreciated against the US Dollar whereas the Argentinean and Mexican Peso devalued against the US Dollar. As a result for local purposes, for the six months of 2016, a recovery of $67.7 million relating to unrealized foreign exchange was recorded in the tax expense. The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted earnings.

The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are depreciated or depleted. The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

See Note 6 Income Taxes to the Condensed Consolidated Interim Financial Statements for the three months ended June 30, 2016 for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis Form for the year ended December 31, 2015.

10.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2015. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three and six months ended June 30, 2016, except as noted below:

Metal Price Risk

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Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)     Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

Gold Price - Market Update

For the quarter ended June 30, 2016, spot gold prices averaged $1,260 per ounce, or 6% higher, compared to $1,192 per ounce in the second quarter of 2015. Prices ranged between $1,212 and $1,325 per ounce during the second quarter of 2016, and between $1,049 and $1,325 per ounce during the 12-month period ended June 30, 2016. As at June 30, 2016, the closing price was $1,321 per ounce of gold.

After trading between $1,200 per ounce and $1,300 per ounce for most of the quarter, gold prices moved higher following the results of the UK referendum on exiting the European Union. The economic uncertainty of the result caused investors to shift to safe haven assets, with gold being a beneficiary. The outcome also pushed yields on many sovereign bonds below zero and, in some cases, pushed sovereign bond with maturities beyond 10 years to now have negative yields.

The US Federal Reserve (US Fed) continues to remain on hold, taking no action at their most recent meeting in June. The US Fed continues to be cautious and the uncertainty caused by the UK referendum which should only prolong this approach. Given recent events, it is anticipated that the US Fed may not hike rates again until 2017. Other central banks also continue to maintain or expand upon easier monetary policies with Europe and Japan maintaining negative deposit rates.

The lack of further action by the US Fed and a declining prospect for interest rate hikes during the balance of 2016, combined with falling sovereign bond yields, is creating an environment supportive for gold price. In the short-term, gold price is not only likely to be driven by the changing sentiment as to the monetary policy path of the US Fed, but also by global uncertainty and sovereign bond yields.

While physical demand for gold from India and China continues to be weak, ETF investor demand has continued to be very strong. Global uncertainty caused by the UK referendum and a lack of further policy action by the US Fed helped drive investor demand, as global ETF gold holdings increased by almost 7 million ounces over the course of the quarter. Global ETF gold holdings currently total approximately 68 million ounces which is the highest level in 3 years. The recent weak physical demand may eventually provide a source of support on any pull backs, as buyers may use pull backs as an opportunity to satisfy demand that has accumulated over the recent period. Central banks continue to be net buyers with China and Russia being the most notable in 2016 based on the most recently available information.

The Company has not hedged any of its gold sales.

Copper Price - Market Update

For the quarter ended June 30, 2016, spot copper prices averaged $2.15 per pound, representing a decrease of 22%, compared to $2.74 per pound in the second quarter of 2015. Prices ranged between $2.04 and $2.30 per pound in the second quarter of 2016, and between $1.96 and $2.62 during the 12-month period ended June 30, 2016. As at June 30, 2016, the closing price was $2.20 per pound of copper.

Copper prices moved largely sideways over the course of the quarter and did not threaten the lows seen in January, 2016. In recent months, there have not been many surprises in Chinese economic data and this has helped contribute to copper price stability. The direction of the Chinese economy will continue to be a primary driver of copper prices going forward. Supply cuts that have been announced over the past several months, along with fewer new mines expected to begin operations over the medium term due to lower capital investment, should continue to help push the market towards balance and be more supportive of copper prices over the longer term.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at June 30, 2016, the Company had 39 million pounds of copper forward contracts in place to November 2016 at an average sales price of $2.16 per pound.

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Currency Risk

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Canadian dollar, Chilean peso and Brazilian real strengthened against the US Dollar, while the Argentinian and Mexican peso weakened during the quarter ended June 30, 2016, relative to the December 31, 2015 rates. Apart from the US, most other central banks continue to maintain or expand upon easier monetary policies which should be supportive of a strong US Dollar, even if the US Fed remains on hold with respect to the Fed Funds Rate.

The expectation of better US economic growth relative to other G10 countries is likely to attract investment flows into the US which should push the US Dollar to gradually rebound from recent weakness.

For the three months ended June 30,	2016	2015	Variance
Average Exchange Rate
USD-CAD	1.2882	1.2290	4.8%
USD-BRL	3.5008	3.0691	14.1%
USD-ARG	14.2217	8.9525	58.9%
USD-CLP	677.27	618.26	9.5%
USD-MXN	18.1005	15.333	18.0%

For the six months ended June 30,	2016	2015	Variance
Average Exchange Rate
USD-CAD	1.3286	1.2355	7.5%
USD-BRL	3.6933	2.9739	24.2%
USD-ARG	14.3498	8.8240	62.6%
USD-CLP	688.66	621.47	10.8%
USD-MXN	18.0692	15.150	19.3%

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	June 30, 2016	June 30, 2015	Variance	December 31, 2015	Variance
Period-end Exchange Rate
USD-CAD	1.2924	1.2494	3.4%	1.3839	-6.6%
USD-BRL	3.2130	3.1030	3.5%	3.9608	-18.9%
USD-ARG	15.0450	9.0869	65.6%	12.9315	16.3%
USD-CLP	663.24	639.12	3.8%	708.60	-6.4%
USD-MXN	18.2804	15.7390	16.1%	17.208	6.2%

During the quarter, the Company entered into zero-cost collar contracts totaling 510.0 million Reais with Brazilian Real to United States Dollar average call and put strike prices of 3.40 and 4.13 respectively, allowing the company to participate in exchange rate movements between those two strikes. These have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates. As at June 30 contracts totaling 425 million Reais remained outstanding and are evenly split over the July 2016 to April 2017 period. Contracts settling during the quarter expired with no settlement.

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2010. The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws and is appealing these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2015 and in Note 1 to the Company's Condensed Consolidated Interim Financial Statements.

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Condensed Consolidated Interim Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the quarter ended June 30, 2016 are consistent with those disclosed in Note 4 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2015.

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13.    NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including Cash costs per ounce of gold, Cash costs per ounce of silver, Co-product cash costs per ounce of gold, Co-product cash costs per ounce of silver, Co-product cash costs per pound of copper, All-in sustaining costs per ounce of gold, All-in sustaining costs per ounce of silver, All-in sustaining co-product costs per ounce of gold, All-in sustaining co-product costs per ounce of silver, Adjusted earnings or loss, Adjusted earnings or loss per share, Adjusted Operating Cash Flows, Net debt and Net free cash flow, to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS. The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS

For definitions and descriptions, refer to Section 14 of the Company’s Annual Management Discussion and Analysis for the year ended December 31, 2015.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site. Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes. Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

(i)	Reconciliation of Cost of Sales per the Condensed Consolidated Interim Financial Statements to cash costs of gold and silver from continuing operations:

Gold Cash Costs	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2016	2015	2016	2015
Cost of sales (i) (ii)	$283.5	$274.5	$516.3	$556.8
Adjustments:
Chapada treatment and refining costs related to gold, silver and copper	7.9	9.8	14.9	18.4
By-product costs related to silver	(14.3)	(16.9)	(28.6)	(35.5)
Inventory movements and adjustments	(12.3)	(1.4)	(8.4)	(9.4)
Commercial, overseas freight and other costs	(3.0)	(6.9)	(6.2)	(11.3)
By-product credits from Chapada copper revenue including copper pricing adjustment	(54.0)	(89.6)	(98.6)	(154.6)
Total gold cash costs (ii)	$207.8	$169.5	$389.4	$364.4
Commercial gold ounces produced	313,086	293,708	621,146	592,814
Total cash costs per gold ounce produced	$664	$577	$627	$615

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Silver Cash Costs	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2016	2015	2016	2015
Cost of sales (i) (ii)	$283.5	$274.5	$516.3	$556.8
Adjustments:
Chapada treatment and refining costs related to gold, silver and copper	7.9	9.8	14.9	18.4
By-product costs related to gold	(207.7)	(169.5)	(389.4)	(364.3)
Inventory movements and adjustments	(12.3)	(1.4)	(8.4)	(9.4)
Commercial, overseas freight and other costs	(3.0)	(6.9)	(6.2)	(11.3)
By-product credits from Chapada copper revenue including copper pricing adjustment	(54.0)	(89.6)	(98.6)	(154.6)
Total silver cash costs (ii)	$14.3	$16.9	$28.6	$35.6
Commercial silver ounces produced	1,790,906	2,372,047	3,717,555	4,854,956
Total cash costs per silver ounce produced	$7.98	$7.14	$7.70	$7.30

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(ii)	Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statements to co-product cash costs of gold and silver from continuing operations:

Gold Cash Costs	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2016	2015	2016	2015
Cost of sales (i) (iii)	$283.5	$274.5	$516.3	$556.8
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(35.2)	(38.6)	(69.0)	(80.1)
Silver related cash costs (excluding related TCRC’s) (ii)	(15.2)	(22.1)	(30.1)	(42.1)
Treatment and refining costs (“TCRC”) related to Chapada gold	1.1	1.4	2.1	2.6
Inventory movements and adjustments	(12.3)	(1.4)	(8.4)	(9.4)
Commercial, overseas freight and other costs	(3.0)	(6.9)	(6.2)	(11.3)
Total gold co-product cash costs (iii)	$218.9	$206.9	$404.7	$416.5
Commercial gold ounces produced	313,086	293,708	621,146	592,814
Total co-product cash costs per gold ounce produced	$699	$705	$652	$702

Silver Cash Costs	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2016	2015	2016	2015
Cost of sales (i) (iii)	$283.5	$274.5	$516.3	$556.8
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(217.7)	(205.7)	(402.7)	(413.7)
Gold related cash costs (excluding related TCRC’s) (ii)	(35.2)	(38.6)	(69.0)	(80.1)
Treatment and refining costs (“TCRC”) related to Chapada silver	—	—	0.1	0.1
Inventory movements and adjustments	(12.4)	(1.4)	(8.5)	(9.5)
Commercial, overseas freight and other costs	(3.0)	(6.9)	(6.2)	(11.3)
Total silver co-product cash costs (iii)	$15.2	$21.9	$30.0	$42.3
Commercial silver ounces produced	1,790,906	2,372,047	3,717,555	4,854,956
Total co-product cash costs per silver ounce produced	$8.50	$9.30	$8.09	$8.68

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2015 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

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(iii)	Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statements to co-product cash costs of copper:

Copper Cash Costs	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars, except pounds and cash costs per pound produced)	2016	2015	2016	2015
Cost of sales (i) (iii)	$283.5	$274.5	$516.3	$556.8
Adjustments:
Gold related cash costs (excluding related TCRC’s) (ii)	(217.7)	(205.7)	(402.7)	(413.7)
Silver related cash costs (excluding related TCRC’s) (ii)	(15.2)	(22.1)	(30.1)	(42.1)
TCRC related to Chapada copper	6.8	8.4	12.8	15.8
Inventory movements and adjustments	(12.3)	(1.4)	(8.4)	(9.4)
Commercial, overseas freight and other costs	(3.0)	(6.9)	(6.2)	(11.3)
Total copper co-product cash costs (iii)	$42.0	$46.8	$81.7	$96.1
Commercial copper produced (millions of lbs)	23.2	33.6	49.0	60.5
Total co-product cash costs per pound of copper produced	$1.80	$1.40	$1.66	$1.58

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2015 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iv)	All-in sustaining costs from continuing operations:

Gold All-in Sustaining Costs	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2016	2015	2016	2015
Total gold cash costs (i)	$207.8	$169.5	$389.4	$364.4
General and administrative, excluding share-based compensation	18.3	22.8	36.0	44.8
Sustaining capital expenditures	71.2	56.6	116.7	101.0
Exploration and evaluation expense	4.5	3.6	7.2	8.4
Total gold all-in sustaining costs	$301.8	$252.5	$549.3	$518.6
Commercial gold ounces produced	313,086	293,708	621,146	592,814
Total all-in sustaining costs per gold ounce produced	$964	$860	$884	$875

Silver All-in Sustaining Costs	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2016	2015	2016	2015
Total silver cash costs (i)	$14.3	$16.9	$28.6	$35.6
General and administrative, excluding share-based compensation	1.3	2.7	2.7	5.2
Sustaining capital expenditures	5.6	7.7	10.1	13.4
Exploration and evaluation expense	0.8	0.5	1.2	1.1
Total silver all-in sustaining costs	$22.1	$27.7	$42.6	$55.3
Commercial silver ounces produced	1,790,906	2,372,047	3,717,555	4,854,956
Total all-in sustaining costs per silver ounce produced	$12.31	$11.71	$11.45	$11.35

(i)	Chapada copper revenue credits are reflected in cash costs.

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(v)	All-in sustaining costs on a co-product basis from continuing operations:

Gold All-in Sustaining Co-product Costs	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2016	2015	2016	2015
Total gold co-product cash costs	$218.9	$206.9	$404.7	$416.5
General and administrative, excluding share-based compensation (i)	16.1	18.3	31.6	36.7
Sustaining capital expenditures (ii)	58.2	48.3	96.5	85.4
Exploration and evaluation expense (i)	3.9	2.8	6.3	6.7
Total gold all-in sustaining co-product costs	$297.1	$276.3	$539.1	$545.3
Commercial gold ounces produced	313,086	293,708	621,146	592,814
Total all-in sustaining co-product costs per gold ounce produced	$949	$941	$868	$919

Silver All-in Sustaining Co-product Costs	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2016	2015	2016	2015
Total silver co-product cash costs	$15.2	$21.9	$30.0	$42.3
General and administrative, excluding share-based compensation (i)	1.2	2.1	2.3	4.1
Sustaining capital expenditures (ii)	4.5	6.6	8.2	11.4
Exploration and evaluation expense (i)	0.8	0.4	1.1	0.9
Total silver all-in sustaining co-product costs	$21.6	$31.0	$41.6	$58.7
Commercial silver ounces produced	1,790,906	2,372,047	3,717,555	4,854,956
Total all-in sustaining co-product costs per silver ounce produced	$12.08	$13.12	$11.22	$12.06

(i)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(ii)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

Reconciliations of Adjusted Earnings to Net Earnings are provided in Section 5.1: Overview of Financial Results of the MD&A for the three months ended June 30, 2016. The reconciliations on a per share basis are as follows:

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	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - basic	$0.03	$(0.01)	$0.08	$(0.15)
Non-cash unrealized foreign exchange losses/(gains)	0.01	0.02	0.02	—
Share-based payments/mark-to-market of deferred share units	0.01	—	0.02	0.01
Mark-to-market of investment in available-for-sale securities and impairment of other assets	(0.02)	—	(0.03)	—
Other non-recurring provisions and other adjustments	0.01	—	0.01	0.02
Adjusted earnings/(loss) before income tax effect	0.05	0.01	0.10	(0.13)
Non-cash tax on unrealized foreign exchange gains	(0.04)	(0.02)	(0.07)	0.08
Income tax effect of adjustments	—	—	0.01	—
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - basic	$0.01	$(0.01)	$0.04	$(0.05)

Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - diluted	$0.03	$(0.01)	$0.08	$(0.15)
Non-cash unrealized foreign exchange losses/(gains)	0.01	0.02	0.02	—
Share-based payments/mark-to-market of deferred share units	0.01	—	0.02	0.01
Mark-to-market of investment in available-for-sale securities and impairment of other assets	(0.02)	—	(0.03)	—
Other non-recurring provisions and other adjustments	0.01	—	0.01	0.02
Adjusted earnings/(loss) before income tax effect	0.05	0.01	0.10	(0.13)
Non-cash tax on unrealized foreign exchange gains	(0.04)	(0.02)	(0.07)	0.08
Income tax effect of adjustments	—	—	0.01	—
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - diluted	$0.01	$(0.01)	$0.04	$(0.05)

Weighted average number of shares outstanding (in thousands)
Basic	947,346	938,900	947,265	926,377
Diluted	948,096	938,900	947,756	926,377

Net earnings/(loss) from continuing operations	32.9	(7.0)	71.4	(142.3)
Non-cash unrealized foreign exchange losses/(gains)	9.6	22.3	22.5	0.3
Share-based payments/mark-to-market of deferred share units	11.6	—	17.7	5.1
Reorganization costs	1.0	—	2.3	—
Transaction costs related to the acquisition of Osisko	—	—
Loss on sale of assets	0.2	—	2.6	—
Impairment of mineral properties	—	—
Mark-to-market of investment in available-for-sale securities and impairment of other assets	(16.7)	(2.4)	(27.1)	(0.4)
Other non-recurring provisions and other adjustments	6.3	(3.3)	6.5	14.3
Adjusted earnings/(loss) before income tax effect	44.9	9.6	95.9	(123.0)
Non-cash tax on unrealized foreign exchange gains	(38.8)	(21.2)	(67.8)	75.2
Income tax effect of adjustments	(0.7)	3.3	6.2	2.0
Adjusted earnings/(loss) from continuing operations (ii)	5.4	(8.3)	34.3	(45.8)

ADJUSTED OPERATING CASH FLOWS

For definitions and descriptions, refer to Section 14 of the Company’s Annual Management Discussion and Analysis for the year ended December 31, 2015.

Reconciliations of Adjusted Operating Cash Flows are provided in Section 5.1: Overview of Financial Results of the MD&A for the three months ended June 30, 2016.

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NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Net Debt is not meant to be a substitute for the debt information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of the non-GAAP measure is provided below:

As at, (In millions of US Dollars)	June 30, 2016	December 31, 2015
Debt
Non-current portion	$1,662.4	$1,676.7
Current portion	95.3	97.0
Total debt	$1,757.7	$1,773.7
Less: Cash and cash equivalents	93.4	119.9
Net Debt (i)	$1,664.3	$1,653.8

(i)	Beginning January 1, 2016, the Company revised the presentation of net debt and comparative balances have been restated to conform to the change in presentation adopted in the current period.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow" to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Other companies may define and calculate Net Free Cash Flow differently. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for Advance payments pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. Reconciliations of Net Free Cash Flow are provided in Section 3: Outlook and Strategy of the MD&A.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.

•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

•
Depletion, depreciation and amortization ("DDA") per ounce of gold and silver, and per pound of copper — is a unitary measure of DD&A, based on ounces of gold and silver, and pound of copper sold to supplement the Company's disclosure with respect to the performance of each of the operation mines.

•
Realized price — is calculated based on total gross revenue divided by the total ounces sold which excludes from sales, as applicable: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to metal purchase arrangements; treatment and refining charges; and export duties.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s

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cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

For the three months ended	Jun. 31,	Mar. 31,	Dec. 31,	Sept. 30,
(In millions of US Dollars, unless otherwise noted)	2016	2016	2015	2015
Financial results
Revenue (i)	$466.5	$430.3	$463.0	$448.9
Mine operating earnings	$63.7	$90.0	$44.5	$47.7
Net earnings/(loss) from continuing operations (iv)	$32.9	$38.4	$(1,842.2)	$(115.0)
Adjusted earnings/(loss) (ii) from continuing operations (iv)	$5.4	$28.8	$(7.5)	$(20.2)
Net earnings/(loss) (iv)	$34.8	$36.3	$(1,842.0)	$(113.0)
Cash flows from operating activities from continuing operations	$201.1	$122.8	$304.0	$90.0
Cash flows from operating activities before net change in working capital (ii)	$201.1	$128.1	$297.6	$127.6
Cash flows to investing activities from continuing operations	$(125.0)	$(143.6)	$(151.8)	$(65.7)
Cash flows (to)/from financing activities operations from continuing operations	$(108.7)	$22.0	$(167.9)	$(3.4)
Per share financial results
Net earnings/(loss) per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$0.03	$0.04	$(1.95)	$(0.12)
Adjusted earnings/(loss) per share (ii) from continuing operations attributable to Yamana equityholders
Basic and diluted	$0.01	$0.03	$(0.01)	$(0.02)
Weighted average number of common shares outstanding - Basic (in thousands)	947,346	947,173	946,773	946,563
Weighted average number of common shares outstanding - diluted (in thousands)	948,096	947,670	946,773	946,563
Financial position
Cash and cash equivalents	$93.4	$124.6	$119.9	$137.8
Total assets	$9,532.9	$9,584.0	$9,518.1	$12,244.7
Total non-current liabilities	$4,098.7	$4,178.6	$4,111.4	$5,012.1
Production - Gold
Gold ounces produced (v)	313,086	308,061	345,788	325,897
Cash costs per gold ounce produced (ii) (v)	$664	$590	$551	$587
Co-product cash costs per gold ounce produced (ii) (v)	$699	$604	$624	$658
All-in sustaining costs per gold ounce produced (ii) (v)	$964	$804	$763	$833
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$949	$786	$801	$856
Production - Silver
Commercial silver ounces produced (v)	1,790,906	1,926,649	1,959,586	2,196,744
Cash costs per silver ounce produced (ii) (v)	$7.98	$7.44	$6.76	$7.80
Co-product cash costs per silver ounce produced (ii) (v)	$8.50	$7.71	$7.89	$8.89
All-in sustaining costs per silver ounce produced (ii) (v)	$12.31	$10.65	$9.55	$11.79
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$12.08	$10.42	$10.17	$12.12
Production - Other
Chapada concentrate production (tonnes)	43,720	48,138	70,255	63,259
Chapada copper contained in concentrate (millions of pounds)	23.2	25.9	36.6	34.0
Chapada co-product cash costs per pound of copper produced	$1.80	$1.54	$1.31	$1.43
Sales Included in Revenue
Gold (ounces)	312,356	299,877	342,194	317,859
Silver (millions of ounces)	1.8	1.9	1.9	2.2
Chapada concentrate (tonnes)	52,735	48,364	74,538	55,460
Chapada payable copper contained in concentrate (millions of pounds)	26.0	22.7	38.6	29.1
Average Realized Prices
Gold - per ounce (i)	$1,267	$1,189	$1,101	$1,122
Silver - per ounce (i)	$16.82	$14.94	$14.67	$14.88
Copper - per pound (i)	$2.12	$2.13	$2.22	$2.39

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For the three months ended	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,
(In millions of US Dollars, unless otherwise noted)	2015	2015	2014	2014
Financial results
Revenues (i)	$455.0	$458.1	$542.9	$494.4
Mine operating earnings	$56.1	$37.9	$85.7	$81.8
Net (loss)/earnings from continuing operations (iv)	$(7.0)	$(135.2)	$(299.5)	$(879.6)
Adjusted (loss)/earnings (ii) from continuing operations (iv)	$(8.3)	$(37.5)	$(16.2)	$(1.3)
Net (loss)/earnings (iv)	$(7.8)	$(151.8)	$(335.3)	$(1,023.3)
Cash flows from operating activities from continuing operations	$123.4	$14.4	$183.6	$156.6
Cash flows from operating activities before net change in working capital (ii)	$149.3	$96.0	$166.4	$180.7
Cash flows to investing activities from continuing operations	$(101.4)	$(73.2)	$(150.7)	$(197.3)
Cash flows (to)/from financing activities operations from continuing operations	$(23.8)	$(9.5)	$(10.4)	$34.1
Per share financial results
(Loss)/earnings per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$(0.01)	$(0.15)	$(0.69)	$(1.00)
Adjusted (loss)/earnings per share (ii) from continuing operations attributable to Yamana equityholders
Basic and diluted	$(0.01)	$(0.04)	$(0.02)	$—
Weighted average number of common shares outstanding - basic (in thousands)	938,900	913,716	877,664	877,551
Weighted average number of common shares outstanding - diluted (in thousands)	938,900	913,716	880,841	877,551
Financial position
Cash and cash equivalents	$119.1	$121.1	$191.0	$167.0
Total assets	$12,224.5	$12,487.6	$12,484.0	$12,866.9
Total non-current liabilities	$4,929.5	$5,007.9	$5,017.3	$5,139.7
Production - Gold
Commercial gold ounces produced (v)	298,818	304,414	350,159	302,875
Commissioning gold ounces produced (iii) (v)	—	—	—	23,722
Discontinued operations - gold ounces	—	460	2,414	5,745
Total gold ounces produced	298,818	304,874	352,573	332,342
Cash costs per gold ounce produced (ii) (v)	$577	$651	$547	$541
Co-product cash costs per gold ounce produced (ii) (v)	$705	$699	$668	$690
All-in sustaining costs per gold ounce produced (ii) (v)	$860	$889	$842	$871
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$941	$898	$913	$958
Production - Silver
Commercial silver ounces produced (v)	2,372,047	2,482,910	2,652,036	2,946,664
Cash costs per silver ounce produced (ii) (v)	$7.14	$7.46	$5.86	$6.12
Co-product cash costs per silver ounce produced (ii) (v)	$9.30	$8.08	$7.75	$8.61
All-in sustaining costs per silver ounce produced (ii) (v)	$11.71	$11.01	$9.66	$11.19
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$13.12	$11.05	$10.76	$12.65
Production - Other
Chapada concentrate production (tonnes)	61,324	47,685	63,955	69,279
Chapada copper contained in concentrate production (millions of pounds)	33.6	26.8	35.0	38.0
Chapada co-product cash costs per pound of copper produced	$1.40	$1.82	$1.58	$1.60
Sales Included in Revenue
Gold (ounces)	292,181	296,167	346,588	281,681
Silver (millions of ounces)	2.3	2.4	2.8	2.7
Chapada concentrate (tonnes)	60,455	50,337	66,534	70,288
Chapada payable copper contained in concentrate (millions of pounds)	31.5	26.7	33.8	35.7
Average Realized Prices
Gold - per ounce (i)	$1,195	$1,217	$1,199	$1,276
Silver - per ounce (i)	$16.28	$16.74	$16.39	$19.27
Copper - per pound (i)	$2.75	$2.64	$2.99	$3.14

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

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(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Including commissioning ounces from C1 Santa Luz and Pilar.

(iv)	Balances are attributable to Yamana Gold Inc. equityholders.

(v)	Balances are from continuing operations.

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

Management assessed the effectiveness of the Company's internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 5(f) of the Exchange Act, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2015. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

During 2015, the Company, concluded that it had not maintained effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO, because of the material weaknesses disclosed in Management’s Responsibility for Financial Reporting. It had been assessed that controls related to income taxes were not designed with sufficient precision to prevent or detect a potential material error in the Company’s financial information, which resulted in a reasonable possibility that a material misstatement in the Company’s financial statements related to income taxes would not have been prevented or detected on a timely basis. Therefore, management had concluded that a material weakness existed in this review control as of year-end. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified did not result in a misstatement or error in the Company’s financial statements.  The controls had not been remediated as of December 31, 2015.

The controls that caused the material weakness in 2015 have been re-designed, including control narratives as of June 30, 2016, to increase the precision to prevent or detect errors, and in order to address the material weakness identified in the review control documentation related to income taxes. During the remainder of the year, the Company will continue its internal control documentation improvements and testing to be able to conclude on the remediation efforts.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's independent registered public accounting firm, Deloitte LLP, have audited the Consolidated Annual Financial Statements included in the annual report and have issued an attestation report dated February 26, 2016 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

CHANGES IN INTERNAL CONTROLS

As aforementioned, during the period ended June 30, 2016, there have been improvements and control remediation efforts in the Company’s internal control over financial reporting. These improvements have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting resulting from the material weakness described above as it is expected that the material weakness will be remediated by year-end.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2016 and December 31, 2015 and results of operations for the periods ended June 30, 2016 and June 30, 2015.

This Management’s Discussion and Analysis has been prepared as of July 28, 2016. The Condensed Consolidated Interim Financial Statements prepared in accordance with IFRS as issued by IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2015 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2015 and the most recent Annual Information Form for the year ended December 31, 2015 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2015 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based

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on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil and the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2015 and other continuous disclosure documents filed by the Company since January 1, 2016 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

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Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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